Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

LIBERTY TAX, INC.,

VALOR ACQUISITION, LLC

and

VITAMIN SHOPPE, INC.

Dated as of August 7, 2019

Page

Article I DEFINITIONS & INTERPRETATIONS	2
1.1 Certain Definitions	2
1.2 Additional Definitions	12
1.3 Certain Interpretations	15
Article II THE MERGER	17
2.1 The Merger	17
2.2 The Effective Time	17
2.3 The Closing	17
2.4 Effect of the Merger	17
2.5 Certificate of Incorporation and Bylaws	17
2.6 Directors and Officers	18
2.7 Effect on Capital Stock	18
2.8 Equity Awards	20
2.9 Exchange of Certificates	21
2.10 No Further Ownership Rights in Company Common Stock	24
2.11 Lost, Stolen or Destroyed Certificates	24
2.12 Required Withholding	24
Article III REPRESENTATIONS AND WARRANTIES OF THE COMPANY	25
3.1 Organization; Good Standing	25
3.2 Corporate Power; Enforceability	25
3.3 Company Board Approval; Fairness Opinion; Anti-Takeover Laws	26
3.4 Requisite Stockholder Approval	26
3.5 Non-Contravention	26
3.6 Requisite Governmental Approvals	26
3.7 Company Capitalization	27
3.8 Subsidiaries	28
3.9 Company SEC Reports	28
3.10 Company Financial Statements; Internal Controls	29
3.11 No Undisclosed Liabilities	30
3.12 Absence of Certain Changes	30
3.13 Material Contracts	30
3.14 Suppliers	31
3.15 Real Property	31
3.16 Environmental Matters	31
3.17 Intellectual Property	32
3.18 Tax Matters	33
3.19 Employee Plans	35
3.20 Labor Matters	37

- i -

(Continued)

- ii -

(Continued)

- iii -

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of August 7, 2019, by and among Liberty Tax, Inc., a Delaware corporation (“Parent”), Valor Acquisition, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”), and Vitamin Shoppe, Inc., a Delaware corporation (the “Company”). Each of Parent, Merger Sub and the Company is sometimes referred to as a “Party.” All capitalized terms that are used in this Agreement have the respective meanings given to them in this Agreement.

RECITALS

WHEREAS, the Parties intend that, subject to the terms and conditions hereinafter set forth, Merger Sub shall merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger, on the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (“DGCL”);

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of a special committee of the Company Board (the “Company Special Committee”), has (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company and the Company Stockholders; (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger; (c) recommended that the Company Stockholders adopt this Agreement; and (d) directed that this Agreement be submitted to the Company Stockholders for their adoption;

WHEREAS, (a) the Board of Directors of Parent and the sole member of Merger Sub have unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, Parent and Merger Sub, respectively; and (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger; and (b) the board of directors of Merger Sub has (i) recommended the adoption of this Agreement by the sole member of Merger Sub; and (ii) directed that this Agreement be submitted to the sole member of Merger Sub for adoption; and

WHEREAS, Parent, Merger Sub and the Company desire to (a) make certain representations, warranties, covenants and agreements in connection with this Agreement and the Merger; and (b) prescribe certain conditions with respect to the consummation of the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

Article I
DEFINITIONS & INTERPRETATIONS

1.1              Certain Definitions. For all purposes of and pursuant to this Agreement, the following capitalized terms have the following respective meanings:

(a)               “Acceptable Confidentiality Agreement” means an agreement with the Company that is either (i) in effect as of the execution and delivery of this Agreement; or (ii) executed, delivered and effective after the execution and delivery of this Agreement, in either case containing provisions that require any counterparty thereto (and any of its Affiliates and representatives named therein) that receive material non-public information of, or with respect to, the Company to keep such information confidential; provided, however, that, in each case, the confidentiality and use provisions contained therein are no less restrictive in the aggregate to such counterparty (and any of its Affiliates and representatives as provided therein) than the terms of the Confidentiality Agreement (it being understood that such agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making of any Acquisition Proposal). If the confidentiality and use provisions of such Acceptable Confidentiality Agreement are less restrictive in the aggregate to such counterparty (and any of its Affiliates and representatives named therein) than the terms of the Confidentiality Agreement, then, notwithstanding the foregoing, such agreement will be deemed to be an Acceptable Confidentiality Agreement if the Company offers to amend the Confidentiality Agreement so as to make the confidentiality and use provisions of the Confidentiality Agreement as restrictive in the aggregate as the confidentiality agreement signed by such counterparty.

(b)               “Acquisition Proposal” means any offer or proposal (other than an offer or proposal by Parent or Merger Sub) to engage in an Acquisition Transaction.

(c)               “Acquisition Transaction” means any transaction or series of related transactions (other than the Merger) involving:

(i)                 any direct or indirect purchase or other acquisition by any Person or Group, whether from the Company or any other Person(s), of shares of Company Common Stock representing more than 15% of the Company Common Stock outstanding after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or Group that, if consummated in accordance with its terms, would result in such Person or Group beneficially owning more than 15% of the Company Common Stock outstanding after giving effect to the consummation of such tender or exchange offer;

(ii)              any direct or indirect purchase or other acquisition by any Person or Group of more than 15% of the consolidated assets of the Company and its Subsidiaries taken as a whole (measured by the fair market value thereof as of the date of such purchase or acquisition); or

(iii)            any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company or any of its Subsidiaries pursuant to which any Person or Group would, directly or indirectly, hold shares of Company Common Stock representing more than 15% of the Company Common Stock outstanding after giving effect to the consummation of such transaction.

(d)               “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of that Person, whether through the ownership of voting securities or partnership or other ownership interests, by contract or otherwise; provided, however, for the purposes of the definition of “Transaction Litigation” and for purposes of Section 1.3(q), Section 4.4, Section 4.5, Section 4.6, Section 4.7, Section 6.2 and Section 6.8, in no event shall Parent, Merger Sub or any of their respective Subsidiaries be considered an “Affiliate” of Vintage or any of its Affiliates (other than Parent, Merger Sub and their respective Subsidiaries) or any investment fund affiliated with Vintage, or vice versa.

(e)               “Antitrust Law” means the Sherman Antitrust Act, 15 U.S.C. §§ 1-7; the Clayton Antitrust Act, 15 U.S.C. §§ 12-27, 29 U.S.C. §§ 52-53; the HSR Act, the Federal Trade Commission Act, 15 U.S.C. §§ 41-58, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Merger.

(f)                “Audited Company Balance Sheet” means the consolidated balance sheet (and the notes thereto) of the Company and its consolidated Subsidiaries as of December 29, 2018 set forth in the Company’s Annual Report on Form 10-K filed by the Company with the SEC for the fiscal year ended December 29, 2018.

(g)               “Business Day” means any day other than Saturday or Sunday or a day on which commercial banks are authorized or required by Law to be closed in New York, New York.

(h)               “Code” means the Internal Revenue Code of 1986, as amended.

(i)                 “Company Common Stock” means the common stock, par value $0.01 per share, of the Company.

(j)                 “Company ESPP” means the Employee Stock Purchase Plan of the Company.

(k)               “Company Intellectual Property” means any Intellectual Property that is owned by the Company or any of its Subsidiaries.

(l)                 “Company Material Adverse Effect” means any change, event, development, circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Company Material Adverse Effect, (a) has had a materially adverse effect on the business, assets, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) prevents or materially impairs or delays, or would reasonably be expected to prevent or materially impair or delay, the ability of the Company to perform its obligations under this Agreement or to consummate the Merger and the transactions contemplated hereby; provided, however, that none of the following, and no Effects arising out of or resulting from the following (in each case, by itself or when aggregated) will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or may, would or could occur (subject to the limitations set forth below):

(i)                 changes in general economic conditions, or changes in conditions in the global, international or regional economy generally;

(ii)              changes in conditions in the financial markets, credit markets or capital markets in the United States or any other country or region of the world, including (A) changes in interest rates or credit ratings; (B) changes in exchange rates for the currencies of any country; or (C) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(iii)            changes in conditions in the industries in which the Company and its Subsidiaries conduct business that generally affect other participants in such industries;

(iv)             any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, cyberterrorism (including by means of cyber-attack by or sponsored by a Governmental Authority), terrorism or military actions (including any escalation or general worsening of any such hostilities, acts of war, sabotage, cyberterrorism, terrorism or military actions);

(v)               earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, force majeure events, weather conditions, epidemics, and other similar events in the United States or any other country or region of the world;

(vi)             changes in regulatory, legislative or political conditions in the United States or any other country or region of the world;

(vii)          any Effect resulting from the announcement of this Agreement or the pendency or consummation of the Transaction, including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiaries with employees, suppliers, lenders, lessors, customers, partners, regulators, Governmental Authorities, vendors or any other third Person (provided, however, that this clause (vii) shall not apply to Section 3.5 or references to “Company Material Adverse Effect” as used in any representation or warranty contained in this Agreement (including for purposes of satisfying Section 7.2(a)) to the extent that such representation or warranty addresses the consequences resulting from the execution or announcement of this Agreement or the pendency of the Transaction);

(viii)        the compliance by any Party with the terms of this Agreement, including any action taken or refrained from being taken pursuant to or in accordance with this Agreement;

(ix)             any action taken or refrained from being taken, in each case to which Parent has expressly approved, consented to or requested in writing following the date of this Agreement;

(x)               changes or proposed changes in GAAP or other accounting standards or in any applicable Laws (or the enforcement or interpretation of any of the foregoing);

(xi)             changes in the price or trading volume of the Company Common Stock, in and of itself (it being understood that any cause of such change may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred);

(xii)          any failure, in and of itself, by the Company and its Subsidiaries to meet (A) any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period; or (B) any budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that any cause of any such failure may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred);

(xiii)        the availability or cost of equity, debt or other financing to Parent or Merger Sub;

(xiv)         any Transaction Litigation or other Legal Proceeding threatened, made or brought by any of the current or former Company Stockholders (on their own behalf or on behalf of the Company) against the Company, any of its executive officers or other employees or any member of the Company Board arising out of the Transaction (it being understood that the underlying facts related to such Legal Proceeding may be deemed to constitute, in and of themselves, a Company Material Adverse Effect);

(xv)           any matters expressly disclosed on Section 1.1(l) of the Company Disclosure Letter; and

(xvi)         any regulatory action taken with regard to any products sold (but not manufactured) by the Company in the ordinary course of business.

except, in each case of clauses (i), (ii), (iii), (iv), (v) and (vi) to the extent that such Effect has had a disproportionate adverse effect on the Company relative to other companies of a similar size operating in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred.

(m)             “Company Options” means any options to purchase shares of Company Common Stock, whether granted pursuant to any of the Company Stock Plans or otherwise.

(n)               “Company Plans” means the Employee Plans and other employee benefit, compensation and severance plans, programs, agreements and arrangements (including equity-based benefits or compensation) of the Surviving Corporation or any of its Subsidiaries.

(o)               “Company Preferred Stock” means the preferred stock, par value $0.01 per share, of the Company.

(p)               “Company PSUs” means performance share units subject to performance-vesting restrictions, whether granted pursuant to any of the Company Stock Plans or otherwise.

(q)               “Company Registered Intellectual Property” means all of the Registered Intellectual Property owned by the Company or any of its Subsidiaries.

(r)                “Company Restricted Stock” means an award of Company Common Stock subject to restrictions on transfer, whether granted pursuant to any of the Company Stock Plans or otherwise.

(s)                “Company RSUs” means restricted share units subject to time-vesting restrictions, whether granted pursuant to any of the Company Stock Plans or otherwise.

(t)                 “Company Stock Plans” means the Company’s 2018 Long-Term Incentive Plan, the Company 2009 Equity Incentive Plan, the Company 2009 Equity Incentive Plan Amended and Restated Through April 6, 2012, the VS Parent, Inc. 2006 Stock Option Plan, and each other Employee Plan that provides for, or that has provided for, the award of rights of any kind to receive shares of Company Common Stock or benefits measured in whole or in part by reference to shares of Company Common Stock.

(u)               “Company Stockholders” means the holders of shares of Company Common Stock.

(v)               “Company Termination Fee” means (i) if payable in connection with an Acquisition Proposal made by an Excluded Party prior to the No-Shop Period Start Date, an amount equal to the reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees) incurred by Parent in connection with the Merger and other transactions contemplated hereby, which amount shall not exceed $3,240,000 and (ii) if payable in any other circumstance, an amount equal to $5,670,000.

(w)             “Continuing Employees” means each individual who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time and continues to be an employee of Parent or one of its Subsidiaries (including the Surviving Corporation) immediately following the Effective Time.

(x)               “Contract” means any binding written contract, subcontract, note, bond, mortgage, indenture, lease, license, sublicense or other agreement.

(y)               “Credit Agreement” means the Amended and Restated Loan and Security Agreement, dated as of January 20, 2011, by and among the Company, VS Direct Inc., JPMorgan Chase Bank, National Association and the entities from time to time party to the Credit Agreement as lenders.

(z)               “DLLCA” means the Delaware Limited Liability Company Act.

(aa)            “DOJ” means the United States Department of Justice or any successor thereto.

(bb)           “Environmental Law” means any applicable Law in effect on the Closing Date relating to the protection of the environment (including ambient air, surface water, groundwater or land) or pollution, including any Law relating to the storage, treatment, transportation, recycling, disposal, discharge or release of any Hazardous Substances, or the investigation, clean-up or remediation thereof.

(cc)            “ERISA” means the Employee Retirement Income Security Act of 1974.

(dd)           “Exchange Act” means the Securities Exchange Act of 1934.

(ee)            “Excluded Party” means any Person or group of Persons that includes any Person or group of Persons from whom the Company or any of its Representatives has received a written Acquisition Proposal prior to the No-Shop Period Start Date.

(ff)              “Existing Notes” means the 2.25% Convertible Senior Notes due 2020 issued under the Indenture, dated December 9, 2015, between the Company and Wilmington Trust, National Association.

(gg)           “Financing Sources” means the Persons that have committed to provide the Debt Financing in connection with the Merger and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their Affiliates and Representatives involved in the Debt Financing and their successors and assigns.

(hh)           “FTC” means the United States Federal Trade Commission or any successor thereto.

(ii)              “GAAP” means generally accepted accounting principles, consistently applied, in the United States.

(jj)              “Governmental Authority” means any government, political, subdivision, governmental, administrative, self-regulatory or regulatory entity or body, department, commission, board, agency or instrumentality, or other legislative, executive or judicial governmental entity, and any court, tribunal, judicial or arbitral body, in each case whether federal, national, state, county, municipal or provincial, and whether local, foreign or multinational.

(kk)           “Group” means a “group” as defined in Section 13(d) of the Exchange Act.

(ll)              “Hazardous Substance” means any substance, material or waste that is regulated by a Governmental Authority pursuant to any Environmental Law as “hazardous,” “pollutant,” “contaminant,” “toxic” or “radioactive,” including petroleum and petroleum products, polychlorinated biphenyls and friable asbestos.

(mm)      “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

(nn)           “Indebtedness” means any of the following liabilities or obligations: (i) indebtedness for borrowed money; (ii) liabilities evidenced by bonds, debentures, notes or other similar instruments or debt securities; (iii) liabilities pursuant to or in connection with letters of credit or banker’s acceptances or similar items (in each case whether or not drawn, contingent or otherwise); (iv) liabilities arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates; and (v) indebtedness of others of the kind described in clauses (i) through (iv) above guaranteed by the Company or any of its Subsidiaries or secured by any lien or security interest on the assets of the Company or any of its Subsidiaries.

(oo)           “Intellectual Property” means the rights associated with the following: (i) all United States and foreign patents and applications therefor, including any reissues, divisionals, continuations, continuations-in-part and extensions and counterparts thereof (“Patents”); (ii) all copyrights, copyright registrations and applications therefor (“Copyrights”); (iii) trademarks, service marks, trade dress rights and similar designation of origin and rights therein, and registrations and applications for registration thereof, together with all of the goodwill associated with any of the foregoing (“Marks”); and (iv) rights in trade secrets and confidential information, but, in each case (clauses (i) through (iv) above), only to the extent protectable by applicable Law.

(pp)           “Intervening Event” means a material event, change, effect, development, condition, circumstance or occurrence that affects or would be reasonably likely to affect (i) the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) the Company Stockholders, in either case that (a) is not known by the Company Board as of the date of this Agreement or that was not reasonably foreseeable as of the date of this Agreement and (b) does not relate to any Acquisition Proposal; provided, however, that in no event shall any of the following constitute or be deemed an Intervening Event: (i) changes in the stock price of the Company, as such, it being understood that, subject to the other limitations set forth in this definition, one or more events underlying a change in the Company’s stock price may qualify as an Intervening Event; (ii) any event, change or circumstance relating to Parent, Merger Sub or any of their respective Affiliates; or (iii) the timing of any regulatory approvals or other action by or in respect of any Governmental Authority with respect to the Merger.

(qq)           “IRS” means the United States Internal Revenue Service or any successor thereto.

(rr)              “Knowledge” of the Company means the actual knowledge of the Persons set forth in Section 1.1(qq) of the Company Disclosure Letter in each case after reasonable inquiry of those direct reports who would reasonably be expected to have actual knowledge of the matter in question.

(ss)             “Law” means any federal, national, state, county, municipal, provincial, local, foreign, multinational or other law, statute, constitution, common law, ordinance, code, decree, order, judgment, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority and any award, order or decision of an arbitrator or arbitration panel with jurisdiction over the parties and subject matter of the dispute.

(tt)              “Legal Proceeding” means any claim, action, charge, lawsuit, litigation, audit, investigation, arbitration or other legal proceeding brought by or pending before any Governmental Authority, arbitrator or other tribunal.

(uu)           “Material Contract” means any of the following Contracts:

(i)                 any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K) with respect to the Company and its Subsidiaries, taken as whole;

(ii)              any employment, change in control, retention, severance or similar Contract with any executive officer or other employee or any member of the Company Board;

(iii)            any Contract containing any covenant (A) limiting the right of the Company or any of its Subsidiaries to engage in any material line of business or to compete with any Person in any material line of business; (B) prohibiting the Company or any of its Subsidiaries from engaging in any business with any Person or levying a fine, charge or other payment for doing so; or (C) containing and limiting the right of the Company or any of its Subsidiaries pursuant to any “most favored nation” or “exclusivity” provisions, in each case other than any such Contracts that (1) may be cancelled without material liability to, or material ongoing obligations of, the Company or its Subsidiaries upon notice of 90 days or less; or (2) are not material to the Company and its Subsidiaries, taken as a whole;

(iv)             any Contract (A) relating to the disposition or acquisition of assets by the Company or any of its Subsidiaries with a fair market value in excess of $200,000 after the date of this Agreement; or (B) pursuant to which the Company or any of its Subsidiaries will acquire any material ownership interest in any other Person or other business enterprise other than any Subsidiary of the Company;

(v)               any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, in each case in excess of $500,000 other than (A) accounts receivables and payables in the ordinary course of business; (B) pursuant to the Credit Agreement and the Existing Notes; and (C) loans to Subsidiaries of the Company in the ordinary course of business;

(vi)             any Contract providing for the payment, increase or vesting of any material benefits or compensation in connection with the Merger;

(vii)          any Contract providing for indemnification of any officer, director or employee by the Company or any of its Subsidiaries, other than Contracts entered into on substantially the same form as the Company or its Subsidiaries’ standard forms previously made available to Parent; and

(viii)        any Contract that involves a material joint venture or partnership.

(vv)           “NYSE” means the New York Stock Exchange and any successor stock exchange or inter-dealer quotation system operated by the New York Stock Exchange or any successor thereto.

(ww)       “Organizational Documents” means the articles of incorporation, certificate of incorporation, memorandum of association, charter, bylaws, certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement, limited liability company agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a Person, including any amendments thereto.

(xx)           “Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, prevents or materially impairs or delays, or would reasonably be expected to prevent or materially impair or delay, the ability of Parent or Merger Sub to perform its obligations under this Agreement or to consummate the Merger and other transactions contemplated hereby.

(yy)           “Permitted Liens” means any of the following: (i) liens for Taxes either not yet delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (ii) mechanics, carriers’, workmen’s, warehousemen’s, repairmen’s, materialmen’s or other liens or security interests that are not yet due or that are being contested in good faith and by appropriate proceedings; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) liens imposed by applicable Law (other than Tax Law); (v) pledges or deposits to secure obligations pursuant to workers’ compensation Laws, unemployment insurance, social security, retirement and similar Laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) defects, imperfections or irregularities in title, charges, easements, covenants and rights of way (unrecorded and of record) and other similar liens (or other encumbrances of any type), and zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (viii) liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the Company SEC Reports filed as of the date of this Agreement; (ix) liens pursuant to the Credit Agreement and the Existing Notes; (x) licenses, options or other covenants of, or other contractual obligations with respect to, any Intellectual Property; (xi) any other liens that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business, and that would not, individually or in the aggregate, have a material effect on the Company and its Subsidiaries, taken as a whole; (xii) statutory, common Law or contractual liens (or other encumbrances of any type) securing payments not yet due, including liens of landlords pursuant to the terms of any lease or liens against the interests of the landlord or owner of any Leased Real Property unless caused by the Company or any of its Subsidiaries; or (xiii) liens (or other encumbrances of any type) that do not materially and adversely affect the use or operation of the property or other assets subject thereto.

(zz)            “Person” means any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, organization or entity.

(aaa)        “Registered Intellectual Property” means all United States, international and foreign (i) Patents and Patent applications (including provisional applications); (ii) registered Marks and applications to register Marks (including intent-to-use applications); and (iii) registered Copyrights and applications for Copyright registration.

(bbb)       “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

(ccc)        “SEC” means the United States Securities and Exchange Commission or any successor thereto.

(ddd)       “Subsidiary” of any Person means (i) a corporation more than 50% of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries of such Person; (ii) a partnership of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership; (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company; or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, has at least a majority ownership and the power to direct the policies, management and affairs thereof.

(eee)        “Superior Proposal” means any bona fide written Acquisition Proposal for an Acquisition Transaction on terms that the Company Board (or the Company Special Committee) has determined in good faith (after consultation with its financial advisor and outside legal counsel) would be more favorable, from a financial point of view, to the Company Stockholders (in their capacity as such) than the Merger (taking into account any legal, regulatory, financial, timing, financing and other aspects of such proposal and any revisions to this Agreement made or proposed in writing by Parent prior to the time of such determination). For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “15%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

(fff)           “Tax” means all federal, state, local, and foreign taxes, assessments, levies or similar governmental charges (including any gross receipts, income, profits, gains, sales, use, occupation, value added, ad valorem, stamp, transfer, real property transfer, franchise, withholding, payroll, employment, customs, duties, alternative minimum, social security (or similar), excise or property taxes, assessments, levies or similar governmental charges) imposed by any Governmental Authority, together with any interest, penalties or additions to tax imposed by any Governmental Authority with respect to such amounts.

(ggg)       “Tax Return” means any return, declaration, statement, report, estimate, form or information return relating to Taxes filed or required to be filed with a Governmental Authority, including any schedules or attachment thereto, and including any amendments thereof.

(hhh)       “Transaction” means the Merger and any other transaction contemplated by this Agreement; provided, however, that, when used in relation to the Company and its obligations herein, the reference to “other transaction” shall be deemed to exclude Financing.

(iii)            “Transaction Litigation” means any Legal Proceeding commenced or threatened against a Party or any of its Subsidiaries or Affiliates (or any of their respective directors or executive officers) or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Transaction, other than any Legal Proceedings among the Parties related to this Agreement or the Financing Letters.

(jjj)            “Vintage” means Vintage Capital Management, LLC.

(kkk)       “Willful and Material Breach” means a material breach of any covenant or agreement set forth in this Agreement that is a consequence of a deliberate act or omission undertaken by the breaching Party with actual knowledge that the taking of such act, or the omission of such act, constitutes a material breach of this Agreement; provided that the failure of the Closing to occur due to the unavailability of the Debt Financing shall not be deemed a Willful and Material Breach hereunder so long as such failure is not the result of a material breach of Section 6.5 that is a consequence of a deliberate act or omission undertaken by Parent or Merger Sub with actual knowledge that the taking of such act, or the omission of such act, constitutes a material breach of this Agreement.

1.2              Additional Definitions . The following capitalized terms have the respective meanings given to them in the respective Sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Acquisition Transaction	1.1(c)
Advisor	3.3(b)
Agreement	Preamble

Term	Section Reference
Alternate Debt Financing	6.5(d)
Alternative Acquisition Agreement	5.3(b)
Bylaws	3.1
Capitalization Date	3.7(a)
Certificate of Merger	2.2
Certificates	2.9(c)
Charter	2.5(a)
Charter Amendment	6.20
Chosen Courts	9.10
Closing	2.3
Closing Date	2.3
Collective Bargaining Agreement	3.20(a)
Company	Preamble
Company 401(k) Plan	6.11(b)
Company Board	Recitals
Company Board Recommendation	3.3(a)
Company Board Recommendation Change	5.3(d)(i)
Company Disclosure Letter	Article III
Company PSU Consideration	2.8(b)
Company Related Parties	8.3(f)(ii)
Company Restricted Stock Consideration	2.8(d)
Company RSU Consideration	2.8(a)

Term	Section Reference
Company SEC Reports	3.9
Company Securities	3.7(c)
Company Special Committee	Recitals
Company Stockholder Meeting	6.4(a)
Comparable Plans	6.11(c)
Confidentiality Agreement	9.4
Consent	3.6
Continuation Period	6.11(c)
Converted Company Shares	2.7(a)(iv)
Copyrights	1.1(oo)
D&O Insurance	6.10(c)
Debt Commitment Letters	4.10(a)
Debt Financing	4.10(a)
DGCL	Recitals
Dissenting Company Shares	2.7(c)(i)
DTC	2.9(d)
Effect	1.1(l)
Effective Time	2.2
Electronic Delivery	9.14
Employee Plans	3.19(a)
Equity Commitment Letter	4.10(a)
Equity Financing	4.10(a)

Term	Section Reference
ERISA Affiliate	3.19(b)
Fee Letter	4.10(a)
Financing	4.10(a)
Financing Letters	4.10(a)
Indemnified Persons	6.10(a)
Investor	4.10(a)
Lease	3.15
Leased Real Property	3.15
Legal Restraint	7.1(c)
Marks	1.1(oo)
Material Suppliers	3.14
Maximum Annual Premium	6.10(c)
Merger	Recitals
Merger Sub	Preamble
New Debt Commitment Letters	6.5(d)
New Plans	6.11(d)
No-Shop Period Start Date	5.3(a)
Notice Period	5.3(e)(i)(3)
Old Plans	6.11(d)
Option Consideration	2.8(b)
Other Required Company Filing	6.3(b)
Owned Company Shares	2.7(a)(iii)

Term	Section Reference
Parent	Preamble
Parent Disclosure Letter	4.12
Parent Liability Cap	8.3(f)(i)
Parent Related Parties	8.3(f)(i)
Parent Termination Fee	8.3(c)
Party	Preamble
Patents	1.1(oo)
Paying Agent	2.9(a)
Payment Fund	2.9(b)
Permits	3.21
Per Share Price	2.7(a)(ii)
Proxy Statement	6.3(a)
Recent SEC Reports	Article III
Reimbursement Obligations	6.6(f)
Representatives	5.3(a)
Required Amount	4.10(c)
Requisite Stockholder Approval	3.4
Sublease	3.15
Surviving Corporation	Article II
Termination Date	8.1(c)
Uncertificated Shares	2.9(c)

1.3              Certain Interpretations.

(a)               When a reference is made in this Agreement to an Article or a Section, such reference is to an Article or a Section of this Agreement unless otherwise indicated. When a reference is made in this Agreement to a Schedule or Exhibit, such reference is to a Schedule or Exhibit to this Agreement, as applicable, unless otherwise indicated.

(b)               When used herein, (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; and (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.”

(c)               Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(d)               The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(e)               When used in this Agreement, references to “$” or “Dollars” are references to United States dollars.

(f)                The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning.

(g)               When reference is made to any party to this Agreement or any other agreement or document, such reference includes such party’s successors and permitted assigns. References to any Person include the successors and permitted assigns of that Person.

(h)               Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such Person.

(i)                 A reference to any specific Law or to any provision of any Law includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in that Agreement that are made as a specific date, references to any specific Law will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date. References to any Contract are to that Contract as amended, modified or supplemented (including by waiver or consent) from time to time.

(j)                 All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP.

(k)               The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(l)                 The measure of a period of one month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1).

(m)             The Parties agree that they have been represented by legal counsel during the negotiation, execution and delivery of this Agreement and therefore waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(n)               No summary of this Agreement or any Exhibit or Schedule delivered herewith prepared by or on behalf of any Party will affect the meaning or interpretation of this Agreement or such Exhibit or Schedule.

(o)               The information contained in this Agreement and in the Company Disclosure Letter is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any Party to any third Person of any matter whatsoever, including (i) any violation of Law or breach of contract or (ii) that such information is material or that such information is required to be referred to or disclosed under this Agreement.

(p)               The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 9.16 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

(q)               Documents or other information or materials will be deemed to have been “made available” by the Company if such documents, information or materials have been (i) posted to a virtual data room managed by the Company at www.intralinks.com; or (ii) delivered or provided to Parent or its Affiliates or Representatives, in each case at any time prior to the execution and delivery of this Agreement.

(r)                All references to time shall refer to New York City time, unless otherwise specified.

Article II
THE MERGER

2.1              The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL and the DLLCA, at the Effective Time, (a) Merger Sub will be merged with and into the Company; (b) the separate limited liability company existence of Merger Sub will thereupon cease; and (c) the Company will continue as the surviving corporation of the Merger and as a wholly owned Subsidiary of Parent. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.” The Company agrees to consider in good faith changes to this Agreement, the Certificate of Merger or any other documents or instruments, or the characteristics of Merger Sub proposed by Parent that would result in material tax efficiencies for Parent, provided that the Company shall have no obligation to implement any such changes if the Company determines that such structure would have adverse tax, securities law or any other adverse consequence on the Company or its stockholders.

2.2              The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company shall cause the Merger to be consummated pursuant to the DGCL and the DLLCA by filing a certificate of merger in customary form and substance (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL and the DLLCA (the time of such filing and acceptance for record by the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Certificate of Merger, being referred to herein as the “Effective Time”).

2.3              The Closing. The consummation of the Merger will take place at a closing (the “Closing”) to occur at (a) 9:00 a.m. at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, NY 10022, on a date to be agreed upon by Parent, Merger Sub and the Company that is no later than the third Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions); or (b) such other time, location and date as Parent, Merger Sub and the Company mutually agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

2.4              Effect of the Merger. At the Effective Time, the effect of the Merger will be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all (a) of the property, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation; and (b) debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

2.5              Certificate of Incorporation and Bylaws.

(a)               Certificate of Incorporation. At the Effective Time, subject to the provisions of Section 6.10(a), the Amended and Restated Certificate of Incorporation of the Company (the “Charter”) will become the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and the Charter.

(b)               Bylaws. At the Effective Time, subject to the provisions of Section 6.10(a), the bylaws of the Company, as in effect immediately prior to the Effective Time, will become the bylaws of the Surviving Corporation, except that all references to the Company shall be automatically amended and shall become references to the Surviving Corporation, until thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws.

2.6              Directors and Officers.

(a)               Directors. At the Effective Time, the managers of Merger Sub as of immediately prior to the Effective Time will become the directors of the Surviving Corporation, each to hold office until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal, in each case as provided in the Organizational Documents of the Surviving Corporation and by applicable Law.

(b)               Officers. At the Effective Time, the officers of the Company as of immediately prior to the Effective Time will become the officers of the Surviving Corporation, each to hold office until their respective successors are duly appointed or their earlier death, resignation or removal, in each case as provided in the Organizational Documents of the Surviving Corporation and by applicable Law.

2.7              Effect on Capital Stock.

(a)               Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the securities described in this Section 2.7, the following will occur:

(i)                 each limited liability company interest in Merger Sub that is outstanding as of immediately prior to the Effective Time will automatically be cancelled and converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation;

(ii)              each share of Company Common Stock that is issued and outstanding as of immediately prior to the Effective Time (other than Owned Company Shares, Converted Company Shares or Dissenting Company Shares) will automatically be cancelled, extinguished and converted into the right to receive cash in an amount equal to $6.50, without interest thereon (the “Per Share Price”), in accordance with the provisions of Section 2.9 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of Section 2.11);

(iii)            each share of Company Common Stock that is held directly by the Company, Parent or Merger Sub as of immediately prior to the Effective Time (collectively, the “Owned Company Shares”) will automatically be cancelled and extinguished without any conversion thereof or consideration paid therefor; and

(iv)             each share of Company Common Stock that is owned by any direct or indirect wholly-owned Subsidiary of the Company or Parent (other than Merger Sub) as of immediately prior to the Effective Time (collectively, the “Converted Company Shares”) will automatically be converted into such number of shares of common stock, par value $0.01 per share, of the Surviving Corporation that represents the same relative economic ownership as such Company Common Stock represented prior to the Merger.

(b)               Adjustment to the Per Share Price. The Per Share Price will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock), subdivision, consolidation, reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Company Common Stock occurring on or after the date of this Agreement and prior to the Effective Time; provided that nothing in this Section 2.7(b) shall be construed to permit the Company or any of its Subsidiaries to take any action that is otherwise prohibited by the terms of this Agreement.

(c)               Statutory Rights of Appraisal.

(i)                 Notwithstanding anything to the contrary in this Agreement, all shares of Company Common Stock that are issued and outstanding as of immediately prior to the Effective Time and held by Company Stockholders who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have properly and validly exercised their statutory rights of appraisal in respect of such shares of Company Common Stock in accordance with Section 262 of the DGCL (the “Dissenting Company Shares”) will not be converted into, or represent the right to receive, the Per Share Price pursuant to this Section 2.7. Such Company Stockholders will be entitled to receive payment of the appraised value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Company Shares held by Company Stockholders who shall have failed to perfect or who shall have effectively withdrawn or lost their rights to appraisal of such Dissenting Company Shares pursuant to Section 262 of the DGCL will thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Per Share Price, without interest thereon, upon surrender of the Certificates or Uncertificated Shares that formerly evidenced such shares of Company Common Stock in the manner provided in Section 2.9.

(ii)              The Company shall give Parent (A) notice of any demands for appraisal received by the Company, withdrawals of such demands and any other demand, notice or instruments delivered to the Company pursuant to the DGCL in respect of Dissenting Company Shares; and (B) the opportunity to participate in all negotiations and Legal Proceedings with respect to demands for appraisal pursuant to the DGCL in respect of Dissenting Company Shares. The Company shall not, except with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), voluntarily make any payment with respect to any demands for appraisal or settle or offer to settle any such demands, waive any failure to comply with the provisions of Section 262 of the DGCL, or agree to do any of the foregoing.

2.8              Equity Awards.

(a)               Company RSUs. Parent will not assume any Company RSUs and at the Effective Time each Company RSU outstanding as of immediately prior to the Effective Time, whether vested or unvested, will, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled and converted into and will become a right to receive an amount in cash, without interest, equal to (i) the amount of the Per Share Price; multiplied by (ii) the total number of shares of Company Common Stock subject to such Company RSU (the “Company RSU Consideration”). The payment of the Company RSU Consideration will be subject to withholding for all required Taxes pursuant to Section 2.12.

(b)               Company PSUs. Parent will not assume any Company PSUs and at the Effective Time each Company PSU outstanding as of immediately prior to the Effective Time, whether vested or unvested, will, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled and converted into and will become a right to receive an amount in cash, without interest, equal to (i) the amount of the Per Share Price; multiplied by (ii) the total number of shares of Company Common Stock subject to such Company PSU (the “Company PSU Consideration”). For purposes of the previous sentence, the number of shares of Company Common Stock subject to a Company PSU award with performance-based vesting in which the performance period is still outstanding as of the Effective Time will be deemed to be the number of shares eligible to vest in accordance with the applicable Company PSU award agreement. The payment of the Company PSU Consideration will be subject to withholding for all required Taxes pursuant to Section 2.12.

(c)               Company Options. Parent will not assume any Company Options and at the Effective Time each Company Option outstanding immediately prior to the Effective Time, whether vested or unvested, will, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled and converted into and will become a right to receive an amount in cash, without interest, equal to (i) the amount of the Per Share Price (less the exercise price per share attributable to such Company Option); multiplied by (ii) the total number of shares of Company Common Stock issuable upon exercise in full of such Company Option (the “Option Consideration”). Notwithstanding anything to the contrary in this Agreement, with respect to Company Options for which the exercise price per share attributable to such Company Options is equal to or greater than the Per Share Price, such Company Options will be cancelled without any cash payment being made in respect thereof. The payment of the Option Consideration will be subject to withholding for all required Taxes pursuant to Section 2.12.

(d)               Company Restricted Stock. Parent will not assume any Company Restricted Stock and, at the Effective Time, each Company Restricted Stock outstanding as of immediately prior to the Effective Time, whether vested or unvested, will, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled and converted into the right to receive an amount in cash, without interest, equal to (i) the amount of the Per Share Price multiplied by (ii) the total number of shares of Company Restricted Stock (the “Company Restricted Stock Consideration”). The payment of the Company Restricted Stock Consideration will be subject to withholding for all required Taxes pursuant to Section 2.12.

(e)               Payment Procedures. At or prior to the Closing, Parent will deposit (or cause to be deposited) with the Company, by wire transfer of immediately available funds, the aggregate (i) Company RSU Consideration owed to all holders of Company RSUs; (ii) Company PSU Consideration owed to all holders of Company PSUs; (iii) Company Restricted Stock Consideration owed to all holders of Company Restricted Stock and (iv) Option Consideration owed to all holders of Company Options. As soon as practicable after the Closing Date, but in any event no later than the later of (x) five Business Days following the Closing Date and (y) the first regularly scheduled payroll date following the Closing Date, the applicable holders of Company RSUs, Company PSUs, Company Restricted Stock and Company Options will receive a payment from the Company or the Surviving Corporation (or applicable Subsidiary employer), through its payroll system or payroll provider, of all amounts required to be paid to such holders in respect of Company RSUs, Company PSUs, Company Restricted Stock or Company Options that are cancelled and converted pursuant to Section 2.8(a), Section 2.8(b) Section 2.8(c) or Section 2.8(d), as applicable. Notwithstanding the foregoing, if any payment owed to a holder of Company RSUs, Company PSUs, Company Restricted Stock or Company Options pursuant to Section 2.8(a), Section 2.8(b), Section 2.8(c) or Section 2.8(d), as applicable, cannot be made through the Company’s, the Surviving Corporation’s or the applicable Subsidiary employer’s payroll system or payroll provider, then the Surviving Corporation will (i) by wire transfer or direct deposit, or (ii) by a check for such payment to such holder, which check will be sent by overnight courier to such holder promptly following the Closing Date (but in no event later than the later of (x) five Business Days following the Closing Date and (y) the first regularly scheduled payroll date following the Closing Date). Notwithstanding the foregoing, to the extent that any such amounts relate to a Company RSU, Company PSU, a Company Option or Company Restricted Stock that is nonqualified deferred compensation subject to Section 409A of the Code, the Surviving Corporation shall pay such amounts at the earliest time permitted under the terms of the applicable agreement, plan or arrangement relating to such Company RSU, Company PSU, Company Option or Company Restricted Stock that will not trigger a tax or penalty under Section 409A of the Code.

(f)                Further Actions. The Company will take all action necessary to effect the cancellation of Company RSUs, Company PSUs, Company Restricted Stock and Company Options upon the Effective Time and to give effect to this Section 2.8 (including the satisfaction of the requirements of Rule 16b-3(e) promulgated under the Exchange Act). If and as required by Parent or Merger Sub, the Company will take all action necessary to terminate all Company Stock Plans prior to or as of the Effective Time.

2.9              Exchange of Certificates.

(a)               Paying Agent. No less than 10 Business Days prior to the Closing Date, (i) Parent shall select a nationally recognized bank or trust company reasonably acceptable to the Company to act as the paying agent for the Merger (the “Paying Agent”); and (ii) Parent shall enter into a paying agent agreement, in form and substance reasonably acceptable to the Company, with such Paying Agent.

(b)               Payment Fund. At or prior to the Closing, Parent shall deposit (or cause to be deposited) with the Paying Agent, by wire transfer of immediately available funds, for payment to the holders of shares of Company Common Stock pursuant to Section 2.7, an amount in cash equal to the aggregate consideration to which such holders of Company Common Stock become entitled pursuant to Section 2.7. Until disbursed in accordance with the terms and conditions of this Agreement, such cash will be invested by the Paying Agent, as directed by Parent or the Surviving Corporation, in (i) obligations of or fully guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States with a maturity of no more than 30 days; (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively; or (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10,000,000,000 (based on the most recent financial statements of such bank that are then publicly available) (such cash and any proceeds thereon, the “Payment Fund”). To the extent that (A) there are any losses with respect to any investments of the Payment Fund; (B) the Payment Fund diminishes for any reason below the level required for the Paying Agent to promptly pay the cash amounts contemplated by Section 2.7; or (C) all or any portion of the Payment Fund is unavailable for Parent (or the Paying Agent on behalf of Parent) to promptly pay the cash amounts contemplated by Section 2.7 for any reason, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the amount of cash in the Payment Fund so as to ensure that the Payment Fund is at all times fully available for distribution and maintained at a level sufficient for the Paying Agent to make the payments contemplated by Section 2.7. Any income from investment of the Payment Fund will be payable to Parent or the Surviving Corporation, as Parent directs. The Payment Fund shall not be used for any purpose other than the payment to holders of Company Common Stock as contemplated by Section 2.7.

(c)               Payment Procedures. Promptly following the Effective Time (and in any event within three Business Days), Parent and the Surviving Corporation shall cause the Paying Agent to mail to each holder of record as of immediately prior to the Effective Time (other than holders of Owned Company Shares or Converted Company Shares) of (i) a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (other than Owned Company Shares or Converted Company Shares) (the “Certificates” (if any)); and (ii) uncertificated shares of Company Common Stock that represented outstanding shares of Company Common Stock (other than Owned Company Shares or Converted Company Shares) (the “Uncertificated Shares”) (A) in the case of Certificates, a letter of transmittal in customary form (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Paying Agent); and (B) in the case of Certificates and Uncertificated Shares, instructions for effecting the surrender of the Certificates and Uncertificated Shares in exchange for the Per Share Price payable in respect thereof pursuant to Section 2.7. Upon surrender of Certificates for cancellation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (x) the aggregate number of shares of Company Common Stock represented by each such Certificate; by (y) the Per Share Price, and the Certificates so surrendered will forthwith be cancelled. Upon receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the holders of such Uncertificated Shares will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (1) the aggregate number of shares of Company Common Stock represented by such holder’s transferred Uncertificated Shares; by (2) the Per Share Price, and the transferred Uncertificated Shares so surrendered will be cancelled. The Paying Agent shall accept such Certificates and transferred Uncertificated Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to cause an orderly exchange thereof in accordance with normal exchange practices. No interest will be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the Per Share Price payable upon the surrender of such Certificates and Uncertificated Shares pursuant to this Section 2.9(c). Until so surrendered, outstanding Certificates and Uncertificated Shares will be deemed from and after the Effective Time to evidence only the right to receive the Per Share Price, without interest thereon, payable in respect thereof pursuant to Section 2.7. Notwithstanding anything to the contrary in this Agreement, no holder of Uncertificated Shares will be required to provide a Certificate or an executed letter of transmittal to the Paying Agent in order to receive the payment that such holder is entitled to receive pursuant to Section 2.7.

(d)               DTC Payment. Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Paying Agent and the Depository Trust Company (“DTC”) with the objective that the Paying Agent shall transmit to DTC or its nominees on the first Business Day after the Closing Date or as promptly as practicable thereafter an amount in cash, by wire transfer of immediately available funds, equal to (A) the number of shares of Company Common Stock (other than Owned Company Shares and Dissenting Company Shares) held of record by DTC or such nominee immediately prior to the Effective Time; multiplied by (B) the Per Share Price.

(e)               Transfers of Ownership. If a transfer of ownership of shares of Company Common Stock is not registered in the stock transfer books or ledger of the Company, or if the Per Share Price is to be paid in a name other than that in which the Certificates surrendered or transferred in exchange therefor are registered in the stock transfer books or ledger of the Company, the Per Share Price may be paid to a Person other than the Person in whose name the Certificate so surrendered or transferred is registered in the stock transfer books or ledger of the Company only if such Certificate is properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer Taxes required by reason of the payment of the Per Share Price to a Person other than the registered holder of such Certificate, or established to the reasonable satisfaction of Parent or the Paying Agent that such transfer Taxes have been paid or are otherwise not payable.

(f)                No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Payment Agent, Parent, the Surviving Corporation or any other Party will be liable to a holder of shares of Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g)               Distribution of Payment Fund to Parent. Any portion of the Payment Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is one year after the Effective Time will be delivered to Parent (or the Surviving Corporation as directed by Parent), together with any interest or other income received with respect to the Payment Fund, and any holders of shares of Company Common Stock that were issued and outstanding immediately prior to the Merger who have not theretofore surrendered or transferred their Certificates or Uncertificated Shares representing such shares of Company Common Stock for exchange pursuant to this Section 2.9 will thereafter look for payment of the Per Share Price payable in respect of the shares of Company Common Stock represented by such Certificates or Uncertificated Shares solely to Parent (subject to abandoned property, escheat or similar Laws), as general creditors thereof, for any claim to the Per Share Price to which such holders may be entitled pursuant to Section 2.7. Any amounts remaining unclaimed by holders of any such Certificates or Uncertificated Shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority, will, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any such holders (and their successors, assigns or personal representatives) previously entitled thereto.

2.10          No Further Ownership Rights in Company Common Stock. From and after the Effective Time, (a) all shares of Company Common Stock will no longer be outstanding and will automatically be cancelled, retired and cease to exist; and (b) each holder of a Certificate or Uncertificated Shares theretofore representing any shares of Company Common Stock will cease to have any rights with respect thereto, except the right to receive the Per Share Price payable therefor in accordance with Section 2.7, or in the case of Dissenting Company Shares, the rights pursuant to Section 2.7(c). The Per Share Price paid in accordance with the terms of this Article II will be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, there will be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they will (subject to compliance with the payment procedures of Section 2.9(c)) be cancelled and exchanged as provided in this Article II.

2.11          Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, the Paying Agent shall issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, the Per Share Price payable in respect thereof pursuant to Section 2.7. Parent or the Paying Agent may, in its reasonable discretion and as a condition precedent to the payment of such Per Share Price, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such reasonable amount as it may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.12          Required Withholding. Each of the Paying Agent, Parent, the Company and the Surviving Corporation will be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under the Code or any applicable state, local or non-U.S. Tax Law. To the extent that such amounts are so deducted or withheld and timely paid over to the appropriate Governmental Authority, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article III, except (a) as disclosed in the reports, statements and other documents filed by the Company with the SEC or furnished by the Company to the SEC, in each case pursuant to the Exchange Act on or after January 1, 2017 and prior to the date of this Agreement (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk” or any other disclosures contained or referenced therein of information, factors or risks to the extent that they are predictive, cautionary or forward-looking in nature) (the “Recent SEC Reports”); or (b) subject to the terms of Section 9.13, as set forth in the disclosure letter delivered by the Company to Parent and Merger Sub on the date of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1              Organization; Good Standing. The Company (a) is a corporation duly organized, validly existing and in good standing pursuant to the DGCL; and (b) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. The Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (with respect to jurisdictions that recognize the concept of “good standing”), except where the failure to be so qualified or in good standing would not reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the Charter and the Fifth Amended and Restated By-laws of the Company (the “Bylaws”), each as amended as of the date of this Agreement. The Company is not in violation of the Bylaws in any material respect.

3.2              Corporate Power; Enforceability. The Company has the requisite corporate power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations hereunder; and (c) subject to receiving the Requisite Stockholder Approval, consummate the Transaction. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder, and the consummation of the Transaction have been duly authorized and approved by all necessary corporate action on the part of the Company and no additional corporate actions on the part of the Company are necessary to authorize (i) the execution and delivery of this Agreement by the Company; (ii) the performance by the Company of its covenants and obligations hereunder; or (iii) subject to the receipt of the Requisite Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, the consummation of the Transaction. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability (A) may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally; and (B) is subject to general principles of equity (whether considered in a proceeding at Law or in equity).

3.3              Company Board Approval; Fairness Opinion; Anti-Takeover Laws.

(a)               Company Board Approval. The Company Board, acting upon the unanimous recommendation of the Company Special Committee, has (i) determined that this Agreement and the Transaction are fair to, and in the best interests of, the Company and the Company Stockholders; (ii) approved and declared advisable this Agreement and the Transaction; (iii) recommended that the Company Stockholders adopt this Agreement; and (iv) directed that this Agreement be submitted to the Company Stockholders for their adoption (collectively, the “Company Board Recommendation”).

(b)               Fairness Opinion. The Company Board and the Company Special Committee have received the opinion of BofA Securities, Inc. (the “Advisor”), to the effect that, as of the date of such opinion and based upon and subject to the various assumptions and limitations set forth therein, the consideration to be received in the Merger by the holders of shares of Company Common Stock (other than Vintage, an affiliate of Parent, and its Affiliates) is fair, from a financial point of view, to such holders.

(c)               Anti-Takeover Laws. Assuming that the representations of Parent and Merger Sub set forth in Section 4.6 are true and correct, no “fair price,” “moratorium,” “control share acquisition,” “interested stockholder,” or other similar antitakeover statute or regulation enacted under the Laws of the State of Delaware is applicable to this Agreement.

3.4              Requisite Stockholder Approval. The adoption of this Agreement by the affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote on the Merger (the “Requisite Stockholder Approval”) is the only vote of the holders of Company Common Stock that is necessary pursuant to applicable Law, the Charter or the Bylaws to consummate the Merger.

3.5              Non-Contravention. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder, and the consummation of the Transaction do not (a) violate or conflict with any provision of the Charter or the Bylaws; (b) violate, conflict with, contravene, require any consent or approval under, result in any change of control under, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of, or result in a right of termination or acceleration pursuant to any Material Contract; (c) assuming compliance with the matters referred to in Section 3.6 and, in the case of the consummation of the Transaction, subject to obtaining the Requisite Stockholder Approval, violate or conflict with any Law applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets are bound; or (d) result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.6              Requisite Governmental Approvals. No consent, approval, order or authorization of, filing or registration with, or notification to (any of the foregoing, a “Consent”) any Governmental Authority is required on the part of the Company in connection with (a) the execution and delivery of this Agreement by the Company; (b) the performance by the Company of its covenants and obligations pursuant to this Agreement; or (c) the consummation of the Transaction, except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company and its Subsidiaries are qualified to do business; (ii) such filings and approvals as may be required by any applicable federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust Laws; and (iv) such other Consents the failure of which to obtain would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.7              Company Capitalization.

(a)               Capital Stock. The authorized capital stock of the Company consists of (i) 400,000,000 shares of Company Common Stock; and (ii) 250,000,000 shares of Company Preferred Stock. As of August 5, 2019 (such time and date, the “Capitalization Date”), (A) 24,062,784 shares of Company Common Stock were issued and outstanding (including 350,512 shares of Company Restricted Stock); (B) no shares of Company Preferred Stock were issued and outstanding; and (C) 303,676 shares of Company Common Stock were held by the Company as treasury shares. All issued and outstanding shares of Company Common Stock are validly issued, fully paid, nonassessable and free of any preemptive rights.

(b)               Stock Reservation. As of the Capitalization Date, the Company has reserved 2,969,329 shares of Company Common Stock for issuance pursuant to the Company Stock Plans. As of the Capitalization Date, there were (i) outstanding Company Options to acquire 236,126 shares of Company Common Stock; (ii) 234,151 shares of Company Common Stock subject to outstanding Company RSUs; (iii) 350,512 shares of outstanding Company Restricted Stock; and (iv) 642,803 shares of Company Common Stock subject to outstanding Company PSUs (assuming achievement of any applicable performance conditions at target). From the close of business on the Capitalization Date to the date of this Agreement, the Company has not issued or granted any shares of Company Common Stock, other than pursuant to the exercise of Company Options or the vesting and settlement of Company RSUs or Company PSUs, in each case, which were granted prior to the date of this Agreement and disclosed in the prior sentence and has not issued any Company Preferred Stock.

(c)               Company Securities. As of the Capitalization Date there were (i) other than the Company Common Stock, no outstanding shares of capital stock of, or other equity or voting interest in, the Company; (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company; (iii) no outstanding options, warrants or other rights or binding arrangements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company; (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company; (v) no outstanding restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company (the items in clauses (i), (ii), (iii), (iv) and (v), collectively with the Company Common Stock and Company Preferred Stock, the “Company Securities”); (vi) voting trusts, proxies or similar arrangements or understandings to which the Company is a party or by which the Company is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, the Company; (vii) obligations or binding commitments of any character restricting the transfer of any shares of capital stock of, or other equity or voting interest in, the Company to which the Company is a party or by which it is bound; and (viii) no other obligations by the Company to make any payments based on the price or value of any Company Securities. The Company is not a party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Company Securities. There are no accrued and unpaid dividends with respect to any outstanding shares of Company Common Stock. The Company does not have a stockholder rights plan in effect.

(d)               Other Rights. The Company is not a party to any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities.

3.8              Subsidiaries.

(a)               Each of the Subsidiaries of the Company (i) is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the laws of the jurisdiction of its organization and (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except, in each case, as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Subsidiaries of the Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (with respect to jurisdictions that recognize the concept of good standing), except where the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)               Section 3.8(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, (i) each Subsidiary of the Company and the ownership interest of the Company in each such Subsidiary and (ii) any other Person in which the Company or any Subsidiary of the Company owns capital stock or other equity interest. The Company does not own, directly or indirectly, any capital stock or other equity interest of, or any other securities convertible or exchangeable into or exercisable for capital stock or other equity interest of, any Person other than the Subsidiaries of the Company. No Subsidiary of the Company owns any shares of capital stock or other Securities of the Company.

3.9              Company SEC Reports. Since January 1, 2017 and through the date of this Agreement, the Company has filed all forms, reports and documents with the SEC that have been required to be filed by it pursuant to applicable Laws prior to the date of this Agreement (the “Company SEC Reports”). Each Company SEC Report complied, as of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), in all material respects with the applicable requirements of the Exchange Act, in effect on the date that such Company SEC Report was filed. As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each Company SEC Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is required to file any forms, reports or documents with the SEC.

3.10          Company Financial Statements; Internal Controls.

(a)               Company Financial Statements. The consolidated financial statements (including any related notes and schedules) of the Company and its Subsidiaries filed with the Company SEC Reports (i) were prepared in accordance with GAAP (except as may be indicated in the notes thereto or as otherwise permitted by Form 10-Q with respect to any financial statements filed on Form 10-Q); and (ii) fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited financial statements, to normal and recurring year-end adjustments). Except as have been described in the Company SEC Reports, there are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC.

(b)               Disclosure Controls and Procedures. The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act). The Company’s disclosure controls and procedures are reasonably designed to ensure that all (i) material information required to be disclosed by the Company in the reports that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 29, 2018, and such assessment concluded that such system was effective. Since January 1, 2017, the principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act. Neither the Company nor its principal executive officer or principal financial officer has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications as of the date of this Agreement.

(c)               Internal Controls. The Company has established and maintains a system of internal accounting controls that are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of any (i)  material weakness in the system of internal control over financial reporting used by the Company and its Subsidiaries that has not been subsequently remediated; or (ii) fraud that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries.

3.11          No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities of a nature required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP, other than liabilities (a) reflected or otherwise reserved against in the Audited Company Balance Sheet or in the consolidated financial statements of the Company and its Subsidiaries (including the notes thereto) included in the Company SEC Reports filed prior to the date of this Agreement; (b) arising pursuant to this Agreement or incurred in connection with the Transaction; (c) incurred in the ordinary course of business; or (d) that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.12          Absence of Certain Changes. Since the date of the Audited Company Balance Sheet through the date of this Agreement, (a) the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course of business, except as contemplated by this Agreement and (b) there has not occurred a Company Material Adverse Effect.

3.13          Material Contracts.

(a)               List of Material Contracts. Section 3.13(a) of the Company Disclosure Letter contains a true, correct and complete list of all Material Contracts, as in effect as of the date of this Agreement, to or by which the Company or any of its Subsidiaries is a party or is bound (other than any Material Contracts contemplated by clause (i) of the definition of Material Contract).

(b)               Validity. Each Material Contract (other than any Material Contract that has expired in accordance with its terms) is valid and binding on the Company or each Subsidiary of the Company that is a party thereto and is in full force and effect, and none of the Company, any of its Subsidiaries party thereto or, to the Knowledge of the Company, any other party thereto is in breach of or default pursuant to any such Material Contract, except for such failures to be in full force and effect that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No event has occurred that, with notice or lapse of time or both, would constitute such a breach or default pursuant to any Material Contract by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, except for such breaches and defaults that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.14          Suppliers. Section 3.14 of the Company Disclosure Letter sets forth the suppliers of the Company to whom the Company has paid more than $6,000,000 during the 12 months prior to the date hereof (the “Material Suppliers”). To the Knowledge of the Company, during the 12 months prior to the date hereof, no Material Supplier has (a) canceled or otherwise terminated, or threatened in writing to cancel or otherwise to terminate, its relationship with the Company or its Subsidiaries; or (b) decreased materially, or threatened in writing to decrease materially or limit materially, the amount of business that any such Material Supplier presently engages in or presently conducts with the Company and its Subsidiaries in the ordinary course of business.

3.15          Real Property. The Company does not own any real property. Section 3.15 of the Company Disclosure Letter contains a true, correct and complete list, as of the date of this Agreement, of all of the existing material leases, subleases, licenses or other agreements pursuant to which the Company or any of its Subsidiaries uses or occupies, or has the right to use or occupy, any real property (such property, the “Leased Real Property,” and each such lease, sublease, license or other agreement, a “Lease”). The Company has made available to Parent true, correct and complete copies of all Leases (including all material modifications, amendments and supplements thereto). With respect to each Lease and except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company or one of its Subsidiaries has valid leasehold estates in the Leased Real Property, free and clear of all liens (other than Permitted Liens); (ii) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries is in material breach of or default pursuant to any Lease and (iii) there are no material subleases, licenses or similar agreements (each, a “Sublease”) granting to any Person, other than the Company or any of its Subsidiaries, any right to use or occupy in excess of 2,000 square feet of the Leased Real Property.

3.16          Environmental Matters. Since January 1, 2017, the Company and each of its Subsidiaries have been in compliance with all Environmental Laws applicable to the Company and its Subsidiaries or to the conduct of the business or operations of the Company and its Subsidiaries, except for any such noncompliance that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2017, neither the Company nor any of its Subsidiaries has received any written notice alleging that the Company or any Subsidiary has violated any applicable Environmental Law, except for any such violation that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has released any Hazardous Substances in violation of any applicable Environmental Law, except for any such violation that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to or is the subject of any pending or, to the Knowledge of the Company, threatened Legal Proceeding (i) alleging the noncompliance by the Company or any of its Subsidiaries with any Environmental Law; or (ii) seeking to impose any liability for any investigation, cleanup, removal or remediation of any Hazardous Substances pursuant to any Environmental Law, except for any such Legal Proceeding that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.17          Intellectual Property.

(a)               Section 3.17(a) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all material Company Registered Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of Company Registered Intellectual Property has been filed in the name of, or issued or registered, in each case, except for such omissions that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company has maintained all Company Registered Intellectual Property in the ordinary course consistent with reasonable business practices and (ii) unless otherwise specified in Section 3.17(a) of the Company Disclosure Letter, the material Company Registered Intellectual Property listed therein is subsisting and, if registered, to the Knowledge of the Company, is valid and enforceable.

(b)               Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company or any of its Subsidiaries, as applicable, owns, or is licensed or otherwise possesses adequate rights to use, all Company Intellectual Property used in their respective businesses as currently conducted; provided, however, that the representation and warranty in this Section 3.17(b) shall not constitute or be deemed or construed as any representation or warranty with respect to any infringement, misappropriation or violation of any Company Intellectual Property, which is exclusively addressed in Section 3.17(d).

(c)               Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, there are no pending (or since January 1, 2017, to the Knowledge of the Company, threatened) claims by any Person (i) alleging infringement, misappropriation or violation by the Company or any of its Subsidiaries of any Intellectual Property of such Person or (ii) challenging the ownership, validity or enforceability of any material Company Intellectual Property.

(d)               Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, (i) the conduct of the business of the Company and its Subsidiaries as currently conducted does not infringe, misappropriate or violate any Intellectual Property of any Person and (ii) as of the date of this Agreement, no Person is infringing, misappropriating or violating any Company Intellectual Property.

(e)               Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries (i) take commercially reasonable measures to protect the security of the computer systems owned by the Company or any of its Subsidiaries and the Company Intellectual Property, including the confidentiality of the material trade secrets owned by the Company or any of its Subsidiaries and (ii) comply with their respective internal written policies regarding the collection, use and disclosure of personally identifiable information.

(f)                Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries comply with all applicable privacy and data protection Laws applicable to their respective businesses as currently conducted; and (ii) since January 1, 2017, no written notices have been received by, and no written claims have been asserted by any third Person (including any Governmental Authority) against, the Company or any of its Subsidiaries, alleging any violation of any privacy or data protection Laws.

(g)               This Section 3.17 contains the sole and exclusive representations and warranties of the Company with respect to Intellectual Property matters.

3.18          Tax Matters. Except as provided in Section 3.18 of the Company Disclosure Letter:

(a)               the Company and each of its Subsidiaries have timely filed or have caused to be timely filed (taking into account valid extensions) all Tax Returns required to be filed by any of them and each such Tax Return is true, correct and complete;

(b)               the Company and each of its Subsidiaries have timely paid or have caused to be timely paid all Taxes that are required to be paid by any of them (whether or not shown on any Tax Returns);

(c)               no claim has been made by any Governmental Authority in any jurisdiction where the Company and its Subsidiaries do not file Tax Returns that it is, or may be, subject to Tax by that jurisdiction;

(d)               there are no Liens for Taxes (except Taxes not yet due and payable or that are being contested in good faith and for which adequate reserves have been established in accordance with GAAP) on any of the assets of the Company or any of its Subsidiaries;

(e)               the Company and each of its Subsidiaries have withheld in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party all Taxes required to be withheld, such withheld Taxes have been either (A) duly and timely paid to the appropriate Governmental Authority or (B) properly set aside in accounts for such purpose and will be duly and timely paid to the appropriate Governmental Authority, and have complied with all information reporting requirements related thereto;

(f)                neither the Company nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax or material Tax Return that remains in effect;

(g)               the federal income Tax Returns of the Company and its Subsidiaries for all years up to and including December 31, 2012 have been examined by the IRS or are Tax Returns with respect to which the applicable period for assessment under applicable Law, after giving effect to extensions or waivers, has expired;

(h)               no audits, examinations, claims, disputes or other proceedings with respect to Taxes of the Company or any of its Subsidiaries are presently in progress or have been asserted or proposed in writing;

(i)                 no Governmental Authority has asserted in writing any deficiency or claim for Taxes or any adjustment to Taxes with respect to which the Company or any of its Subsidiaries may be liable which has not been adequately reserved (in accordance with GAAP), fully paid or finally settled;

(j)                 neither the Company nor any of its Subsidiaries has engaged in a “reportable transaction” within the meaning of Treasury Regulation § 1.6011-4(b)(1);

(k)               neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in or improper method of accounting for a taxable period ending on or prior to the Closing Date; (ii) installment sale or open transaction disposition made on or prior to the Closing Date; (iii) prepaid amount received or deferred revenue accrued on or prior to the Closing Date other than those arising in the ordinary course of business; (iv) election by any of the Company or any of its Subsidiaries under Section 108(i) of the Code; (v) election under Section 965(h) of the Code; (vi) “intercompany transactions” within the meaning of Treasury Regulation Section 1.1502-13 or any “excess loss accounts” within the meaning of Treasury Regulations Section 1.1502-19; or (vii) “closing agreement” as described in Code Section 7121 (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date;

(l)                 neither the Company nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company);

(m)             neither the Company nor any of its Subsidiaries (A) is a party to, bound by, or has any liability under, any Tax sharing, allocation or indemnification agreement, other than any such agreement entered into in the ordinary course of business and the primary purpose of which is unrelated to Taxes, or any agreement solely among any of the Company or its Subsidiaries; or (B) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) pursuant to Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-United States Law) as a transferee or successor, or otherwise by operation of Law;

(n)               neither the Company nor any of its Subsidiaries has been, within the past five years, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code;

(o)               neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; and

(p)               neither the Company nor any of its Subsidiaries is subject to material income Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or other place of business in such country.

3.19          Employee Plans.

(a)               Employee Plans. Section 3.19(a) of the Company Disclosure Letter contains a list, as of the date of this Agreement, of Employee Plans. For purposes of this Agreement, “Employee Plan” shall mean (i) all “employee benefit plans” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA and whether written or unwritten; and (ii) all other employment, bonus, stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, retirement, disability, vacation, deferred compensation, severance, retention, change of control and other similar material fringe, welfare or other employee benefit plans, programs, Contracts, policies or binding arrangements maintained or contributed to by the Company or any of its Subsidiaries, in which any current employee or director of the Company or any of its Subsidiaries participates, or with respect to which the Company or any of its Subsidiaries has any liability, contingent or otherwise, including without limitation by contract, guaranty, indemnity or as the result of any ERISA Affiliate (as defined below) or any previously-terminated plan, (collectively, the “Employee Plans”). With respect to each Employee Plan, to the extent applicable, the Company has made available to Parent a copy of (A) the most recent annual report on IRS Form 5500 required to have been filed with the United States Department of Labor, including all schedules thereto; (B) the most recent determination letter or opinion letter, if any, from the IRS for any Employee Plan that is intended to qualify pursuant to Section 401(a) of the Code; (C) the current plan document (including all amendments thereto), the most recent summary plan description and any summary of material modifications; (D) any related trust agreement or other funding arrangement currently in effect; and (E) any notices to or from any Governmental Authority within the past six (6) years relating to any compliance issues in respect of any such Employee Plan.

(b)               Absence of Certain Plans. Neither the Company nor any of its Subsidiaries maintains, sponsors or participates in, or contributes to or has any liability, contingent or otherwise, with respect to, (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA) subject to Title IV of ERISA; (ii) a multiple employer plan (within the meaning of Section 4063 or Section 4064 of ERISA); (iii) a plan subject to Section 302 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA or (iv) a multiple employer welfare arrangement (as defined in Section 3(40) of ERISA), nor does the Company or any of its Subsidiaries have any liability with respect to such plans resulting from any other trade or business (whether or not incorporated) that would be treated as a single employer with the Company or any of its Subsidiaries pursuant to Section 414(b) or (c) of the Code (an “ERISA Affiliate”).

(c)               Compliance. Each Employee Plan has been established, maintained, funded, operated and administered in accordance with its terms and with all applicable Law, including the applicable provisions of ERISA and the Code, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)               Qualified Plans. Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, or with respect to a volume submitter or prototype plan, can rely on an advisory letter from the IRS to the volume submitter or prototype plan sponsor, to the effect that the Employee Plan is qualified and that the plan and the trust related thereto are exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, and, to the Knowledge of the Company, nothing has occurred that could reasonably be expected to cause the revocation of such determination letter from the IRS or the unavailability of reliance on such determination or advisory letter from the IRS.

(e)               Contributions. All contributions, distributions, reimbursements and premiums required by and due under the terms of each Employee Plan or applicable Law have been timely paid in all material respects in accordance with the terms of such Employee Plan and the terms of all applicable Laws. Neither the Company nor any of its Subsidiaries has incurred, or is reasonably expected to incur, any Tax or other penalty under Sections 4980B, 4980D or 4980H of the Code or with respect to the reporting requirements under Sections 6055 and 6056 of the Code, as applicable.

(f)                Employee Plan Legal Proceedings. As of the date of this Agreement, the Company has received no notice that there are Legal Proceedings pending or, to the Knowledge of the Company, threatened on behalf of or against any Employee Plan, the assets of any trust pursuant to any Employee Plan, or the plan sponsor, plan administrator or any fiduciary or any Employee Plan with respect to the administration or operation of such plans, other than routine claims for benefits in the ordinary course, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(g)               No Prohibited Transactions. None of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective directors, officers, employees, or any plan fiduciaries or service providers, has, with respect to any Employee Plan, engaged in or been a party to any non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) that could reasonably be expected to result in the imposition of a penalty assessed pursuant to Section 502(i) of ERISA or a Tax imposed by Section 4975 of the Code, in each case applicable to the Company, any of its Subsidiaries or any Employee Plan or with respect to which the Company, any of its Subsidiaries or any Employee Plan would reasonably be expected to have any liability, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(h)               No Welfare Benefit Plan. No Employee Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA) provides post-termination or retiree life insurance, health or other welfare benefits to any person, except pursuant to Section 4980B of the Code or any other Law and with respect to which the recipient pays the full premium cost of that coverage.

(i)                 Section 280G. Neither the execution and delivery of this Agreement nor the consummation of the transactions, alone or in combination with any other events (including without limitation any termination of employment or other service), will result in: (i) any payment becoming due to any current or former employee of, director of or individual service provider to the Company or any of its Subsidiaries; (ii) the provision of any benefits or other rights to any current or former employee of, director of or individual service provider to the Company or any of its Subsidiaries; (iii) the increase, acceleration or provision of any payments, benefits or other rights to any current or former employee of, director of or individual service provider to the Company or any of its Affiliates; (iv) any requirement for contributions, funding or payments to fund any obligations under any Employee Plan; (v) the limitation or restriction of the right of Company or its Subsidiaries to merge, amend or terminate any Employee Plan; or (vi) the forgiveness or any loan or indebtedness to any current or former employee of, director of or individual service provider to the Company or any of its Subsidiaries. No payment or benefit that will be made by the Company in connection with the Transaction (whether alone or in combination with any other event) will be characterized as an “excess parachute payment” within the meaning of Section 280G of the Code.

(j)                 Gross-Up Payments. Neither the Company nor any of its Subsidiaries has any actual or potential obligation to gross up, reimburse or indemnify any Person for any interest or additional Taxes imposed pursuant to Sections 280G, 409A or 4999 of the Code.

3.20          Labor Matters.

(a)               Union Activities. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or labor union contract (each, a “Collective Bargaining Agreement”). To the Knowledge of the Company, there are no pending labor organizing activities with respect to any employees of the Company or any of its Subsidiaries with regard to their employment with the Company or any of its Subsidiaries. As of the date of this Agreement, no Collective Bargaining Agreement is currently being negotiated by the Company or any of its Subsidiaries. There is no material strike, lockout, slowdown, or work stoppage against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened directly against the Company or any of its Subsidiaries.

(b)               Wage and Hour Compliance. The Company and its Subsidiaries are in compliance with applicable Laws and orders with respect to employment (including applicable Laws regarding wage and hour requirements, immigration status, discrimination in employment, employee health and safety, and collective bargaining), except for such noncompliance that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.21          Permits. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, the Company and its Subsidiaries hold, to the extent legally required, all permits, licenses, variances, clearances, consents, commissions, franchises, exemptions, orders and approvals from Governmental Authorities (“Permits”) that are required for the operation of the business of the Company and its Subsidiaries as currently conducted. As of the date of this Agreement, the Company and its Subsidiaries comply with the terms of all Permits, and no suspension or cancellation of any of the Permits is pending or, to the Knowledge of the Company, threatened, except for such noncompliance, suspensions or cancellations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.22          Compliance with Laws. The Company and each of its Subsidiaries is in compliance with all Laws that are applicable to the Company and its Subsidiaries or to the conduct of the business or operations of the Company and its Subsidiaries, except for such noncompliance that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No representation or warranty is made in this Section 3.22 with respect to (a) compliance with the Exchange Act, which is exclusively addressed by Section 3.9 and Section 3.10; (b) compliance with Environmental Law, which is exclusively addressed by Section 3.16; (c) compliance with applicable privacy and data protection Laws, which is exclusively addressed by Section 3.17(f); (d) compliance with applicable Tax Laws, which is exclusively addressed by Section 3.18; (e) compliance with ERISA and other applicable Laws relating to employee benefits, which is exclusively addressed by Section 3.19; (f) compliance with labor and employment matters, which is exclusively addressed by Section 3.20; or (g) compliance with anti-corruption Laws, which is exclusively addressed by Section 3.27.

3.23          Legal Proceedings; Orders.

(a)               No Legal Proceedings. As of the date of this Agreement, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries.

(b)               No Orders. As of the date of this Agreement, neither the Company nor any of its Subsidiaries is subject to any order that would prevent or delay the consummation of the Merger or the ability of the Company to fully perform its covenants and obligations pursuant to this Agreement.

3.24          Insurance. As of the date of this Agreement, the Company and its Subsidiaries have all material policies of insurance covering the Company and its Subsidiaries and any of their respective employees, properties or assets, including policies of life, property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, that is customarily carried by Persons conducting business similar to that of the Company and its Subsidiaries. As of the date of this Agreement, all such insurance policies are in full force and effect, no notice of cancellation has been received and there is no existing default or event that, with notice or lapse of time or both, would constitute a default by any insured thereunder, except for such defaults that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.25          Related Person Transactions. Except for compensation, benefit or other employment arrangements in the ordinary course of business, there are no Contracts, transactions, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any director or officer) thereof, but not including any wholly owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders.

3.26          Brokers. Except for the Advisor, there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other fee or commission in connection with the Merger.

3.27          Anti-Corruption Compliance. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company, any of its Subsidiaries, or, to the Knowledge of the Company and when acting on behalf of the Company or its Subsidiaries, any officer or director of the Company or its Subsidiaries has, since January 1, 2019, taken any action that would cause any of the foregoing to be in violation of the United States Foreign Corrupt Practices Act or any other applicable anti-corruption Laws.

Article IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as follows:

4.1              Organization; Good Standing.

(a)               Parent. Parent (i) is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization; and (ii) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.

(b)               Merger Sub. Merger Sub (i) is a limited liability company duly formed, validly existing and in good standing pursuant to the DLLCA; and (ii) has the requisite limited liability company power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.

(c)               Organizational Documents. Parent has made available to the Company true, correct and complete copies of the Organizational Documents of Parent and Merger Sub, as applicable, each as amended to date. Neither Parent nor Merger Sub is in violation of its Organizational Documents.

4.2              Power; Enforceability. Each of Parent and Merger Sub has the requisite power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations hereunder; and (c) consummate the Merger and the other transactions contemplated hereby. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder and the consummation of the Merger and the other transactions contemplated hereby have been duly authorized and approved by all necessary action on the part of each of Parent and Merger Sub and no additional actions on the part of Parent or Merger Sub are necessary to authorize (i) the execution and delivery of this Agreement by each of Parent and Merger Sub; (ii) the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder; or (iii) the consummation of the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except as such enforceability (A) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally; and (B) is subject to general principles of equity (whether considered in a proceeding at Law or in equity).

4.3              Non-Contravention. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of their respective covenants and obligations hereunder, and the consummation of the Merger and the other transactions contemplated hereby do not (a) violate or conflict with any provision of the Organizational Documents of Parent or Merger Sub; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to any of the terms, conditions or provisions of any Contract or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their properties or assets may be bound; (c) assuming compliance with the matters referred to in Section 4.4, violate or conflict with any Law applicable to Parent or Merger Sub or by which any of their properties or assets are bound; or (d) result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of Parent or Merger Sub, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

4.4              Requisite Governmental Approvals. No Consent of any Governmental Authority is required on the part of Parent, Merger Sub or any of their Affiliates in connection with (a) the execution and delivery of this Agreement by each of Parent and Merger Sub; (b) the performance by each of Parent and Merger Sub of their respective covenants and obligations pursuant to this Agreement; or (c) the consummation of the Merger and the other transactions contemplated hereby, except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company and its Subsidiaries are qualified to do business; (ii) such filings and approvals as may be required by any applicable federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust Laws; and (iv) such other Consents the failure of which to obtain would not, individually or in the aggregate, prevent or materially delay the consummation of the Merger and the other transactions contemplated hereby or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

4.5              Legal Proceedings; Orders.

(a)               No Legal Proceedings. There are no Legal Proceedings pending or, to the knowledge of Parent or any of its Affiliates, threatened against Parent or Merger Sub that would, individually or in the aggregate, prevent or materially delay the consummation of the Merger or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

(b)               No Orders. Neither Parent nor Merger Sub is subject to any order of any kind or nature that would prevent or materially delay the consummation of the Transaction or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

4.6              Ownership of Company Common Stock. As of the date of this Agreement, Parent, Merger Sub and their respective directors, officers, general partners and Affiliates and, to the knowledge of Parent or any of its Affiliates, any employees of Parent, Merger Sub or any of their Affiliates (a) own (directly or indirectly, beneficially or of record) no shares of Company Common Stock and (ii) have the right to acquire no shares of Company Common Stock.

4.7              Brokers. Except as set forth in Section 4.7 of the Parent Disclosure Schedule (the fees and expenses of which will be paid by Parent or Merger Sub), there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of Parent, Merger Sub or any of their Affiliates who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other fee or commission in connection with the Merger.

4.8              Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the Merger, and, prior to the Effective Time, Merger Sub will not have engaged in any other business activities and will have incurred no liabilities or obligations other than as contemplated by the Financing Letters and this Agreement. Parent owns beneficially and of record all of the outstanding membership interests, and other equity and voting interest in, Merger Sub free and clear of all liens.

4.9              No Parent Vote or Approval Required. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Parent is necessary to approve this Agreement or the Merger. The adoption of this Agreement by the affirmative vote or consent of Parent is the only vote or consent of the holders of the membership interests, or other equity interest in, Merger Sub that is necessary pursuant to applicable Law or its Organizational Documents to approve this Agreement and consummate the Merger.

4.10          Financing.

(a)               Financing Letters. As of the date of this Agreement, Parent has delivered to the Company true, correct and complete copies of (i) a duly executed equity commitment letter, dated as of the date of this Agreement (the “Equity Commitment Letter”), between Parent and Tributum, L.P. (“Investor”) pursuant to which Investor has committed, subject to the terms and conditions thereof, to invest in Parent, directly or indirectly, the cash amounts set forth therein for the purpose of funding a portion of the aggregate value of the Merger (the “Equity Financing”); and (ii) duly executed debt commitment letters, dated as of the date of this Agreement, among Parent, Merger Sub and the Financing Sources thereto (including all exhibits, schedules and annexes thereto, as may be amended or modified in accordance with the terms hereof and thereof, the “Debt Commitment Letters” and, together with the Equity Commitment Letter and the Fee Letters, the “Financing Letters”), the Fee Letters and any other agreements related thereto, pursuant to which the Financing Sources thereto have committed, subject to the terms and conditions thereof, to lend the amounts set forth therein for the purpose of funding a portion of the aggregate value of the Merger (including the repayment, prepayment or discharge of certain outstanding Indebtedness of the Company and its Subsidiaries as specified therein) (together with any Alternate Debt Financing, the “Debt Financing” and, together with the Equity Financing, the “Financing”). Parent has also delivered to the Company a true, correct and complete copy of any fee letter (which may be redacted so long as no redaction covers terms that would adversely affect the amount, timing, conditionality, availability or termination of the Debt Financing) in connection with the Debt Commitment Letters (any such letter, a “Fee Letter”). The Equity Commitment Letter provides that (A) the Company is an express third party beneficiary thereof; and (B) Parent has waived any defenses to the enforceability of such third party beneficiary rights, in each case in accordance with the terms of the Equity Commitment Letter and subject to the limitations set forth herein and therein.

(b)               No Amendments. As of the date of this Agreement, (i) the Financing Letters and the terms of the Financing have not been amended, modified or waived; (ii) no such amendment, modification or waiver is contemplated except, in each case, in connection with the potential addition or substitution of lenders, lead arrangers, bookrunners, syndication agents or similar entities as parties thereto pursuant to Section 6.5(a); and (iii) to the knowledge of Parent, the respective commitments contained in the Financing Letters have not been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or rescission is contemplated. There are no other Contracts, side letters or arrangements to which Parent, Merger Sub or any of their respective Affiliates is a party relating to the funding or investing, as applicable, of the full amount of the Financing, other than as expressly set forth in the Financing Letters delivered to the Company prior to the date hereof.

(c)               Sufficiency of Financing. Assuming the Financing is funded and/or invested in accordance with the Financing Letters, the Financing is sufficient to (i) make all payments pursuant to Article II in connection with the Merger; (ii) repay, prepay or discharge (after giving effect to the Merger) the principal of, and interest on, certain outstanding Indebtedness of the Company or any of its Subsidiaries as specified in the Debt Commitment Letters; and (iii) pay all fees and expenses required to be paid by Parent or Merger Sub in connection with the consummation of the Merger, including those required to be paid at the Closing by the Company, Parent or Merger Sub in connection with the Merger and the Financing (clauses (i) through (iii), the “Required Amount”).

(d)               Validity. The Financing Letters (in the forms delivered by Parent to the Company) are in full force and effect with respect to, and constitute the legal, valid and binding obligations of, Parent and, to the knowledge of Parent, the other parties thereto (including, with respect to the Equity Commitment Letter, Investor), as applicable, enforceable against Parent and, to the knowledge of Parent, the other parties thereto, as applicable, in accordance with their terms, except as such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally; and (ii) is subject to general principles of equity. Other than as expressly set forth in the Financing Letters, there are no conditions precedent or other contingencies (express or implied) related to the funding of the full proceeds of the Financing pursuant to any agreement relating to the Financing to which Parent, Merger Sub or any of their respective Affiliates is a party. Parent is not and, to Parent’s knowledge, no other party to the Financing Letters is in violation or breach of any of the terms or conditions set forth therein, and as of the date of this Agreement, no event has occurred that, with or without notice or lapse of time or both, would, or would reasonably be expected to, (A) constitute a default or breach on the part of Parent, or, to the knowledge of Parent, any of the other parties thereto pursuant to the Financing Letters or (B) result in any portion of the Financing being unavailable on the Closing Date. As of the date of this Agreement, Parent has no reason to believe that (1) it will be unable to satisfy on a timely basis any term or condition of the Financing to be satisfied by it in the Financing Letters or (2) the full amount of the Financing will not be available on the Closing Date in order to fund the Transaction. As of the date of this Agreement, Parent has fully paid, or caused to be fully paid, all commitment or other fees and amounts that are due and payable on or prior to the date of this Agreement pursuant to the terms of the Financing Letters.

4.11          No Exclusive Arrangements. None of Parent, Merger Sub or any of their respective Affiliates has entered into any Contract, arrangement or understanding prohibiting or seeking to prohibit any bank, investment bank or other potential provider of debt or equity financing from providing or seeking to provide debt or equity financing or financial advisory services to any Person in connection with a transaction relating to the Company or any of its Subsidiaries or in connection with the Transaction.

4.12          No Stockholder or Management Arrangements. None of Parent, Merger Sub or any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder, director, officer, employee or other Affiliate of the Company or any of its Subsidiaries (a) relating to (i) this Agreement or the Transaction; (ii) the Company; or (iii) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time; or (b) pursuant to which (i) any holder of Company Common Stock would be entitled to receive consideration of a different amount or nature than the Per Share Price in respect of such holder’s shares of Company Common Stock; (ii) any holder of Company Common Stock has agreed to approve this Agreement or vote against any Superior Proposal; or (iii) any Person other than Investor has agreed to provide, directly or indirectly, equity investment to Parent, Merger Sub or the Company to finance any portion of the Merger.

4.13          Solvency. As of the Effective Time and immediately after giving effect to the Merger (including the payment of all amounts payable pursuant to Article II in connection with or as a result of the Merger and all related fees and expenses of Parent, Merger Sub, the Company and their respective Subsidiaries in connection therewith), (a) the amount of the “fair saleable value” of the assets of each of the Surviving Corporation and its Subsidiaries (on a consolidated basis) will exceed (i) the value of all liabilities of the Surviving Corporation and such Subsidiaries (on a consolidated basis), including contingent and other liabilities; and (ii) the amount that will be required to pay the probable liabilities of each of the Surviving Corporation and its Subsidiaries (on a consolidated basis) on their existing debts (including contingent liabilities) as such debts become absolute and matured; (b) each of the Surviving Corporation and its Subsidiaries (on a consolidated basis) will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged; and (c) each of the Surviving Corporation and its Subsidiaries (on a consolidated basis) will be able to pay its liabilities, including contingent and other liabilities, as they mature.

4.14          Exclusivity of Representations and Warranties.

(a)               Exclusivity of Representations and Warranties. Except for the representations and warranties expressly made by Parent and Merger Sub in this Article IV or in any certificate delivered pursuant to this Agreement, neither Parent or Merger Sub, nor any other Person, makes any representation or warranty of any kind whatsoever, express or implied, at Law or in equity, with respect to Parent or Merger Sub or their respective business, operations, assets, liabilities, condition (financial or otherwise) or the transactions contemplated hereby, notwithstanding any other statements made or the delivery or disclosure to the Company or any of their Affiliates or Representatives of any documentation or other information with respect to any one or more of the foregoing.

(b)               No Other Representations and Warranties. Each of Parent and Merger Sub, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III (including in the Company Disclosure Letter) or in any certificate delivered by the Company pursuant to this Agreement:

(i)                 neither the Company nor any of its Subsidiaries (or any other Person) makes, or has made, any representation or warranty relating to the Company, its Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Transaction;

(ii)              no Person has been authorized by the Company, any of its Subsidiaries or any of its or their respective Affiliates or Representatives to make any representation or warranty relating to the Company, its Subsidiaries or any of their businesses or operations or otherwise in connection with this Agreement or the Transaction, and if made, such representation or warranty must not be relied upon by Parent, Merger Sub or any of their respective Affiliates or Representatives as having been authorized by the Company, any of its Subsidiaries or any of its or their respective Affiliates or Representatives (or any other Person); and

(iii)            the representations and warranties made by the Company in this Agreement (including in the Company Disclosure Letter) or in any certificate delivered by the Company pursuant to this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and the Company hereby disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(c)               No Reliance. Each of Parent and Merger Sub, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III (including in the Company Disclosure Letter) or in any certificate delivered by the Company pursuant to this Agreement, it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on:

(i)                 any representation or warranty, express or implied;

(ii)              any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to Parent, Merger Sub or any of their respective Affiliates or Representatives, including any materials or information made available in the electronic data room hosted by or on behalf of the Company in connection with the Transaction, in connection with presentations by the Company’s management or in any other forum or setting; or

(iii)            the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

(d)               Nothing in this Section 4.14 is intended to modify or limit in any respect any of the representations or warranties of the Company in Article III (including in the Company Disclosure Letter) or in any certificate delivered by the Company pursuant to this Agreement.

4.15          Parent and Merger Sub Information. The information supplied or to be supplied by Parent or Merger Sub for inclusion in the Proxy Statement or any Other Required Company Filing will not, at the time the Proxy Statement or such Other Required Company Filing is first disseminated to the Company Stockholders or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Article V
INTERIM OPERATIONS OF THE COMPANY

5.1              Affirmative Obligations of the Company Pending the Merger. Except as (a) contemplated by this Agreement; (b) set forth in Section 5.1 or Section 5.2 of the Company Disclosure Letter; (c) required by applicable Law; or (d) approved by Parent (which approval shall not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its business and operations in the ordinary course of business consistent with past practice, including using reasonable best efforts to (i) maintain its existence in good standing pursuant to applicable Law; (ii) maintain its cash management policies and practices; and (iii) preserve intact, in all material respects, its business organization, material assets and existing relationships with customers, suppliers, Governmental Authorities, and others having material business relationships with the Company or such Subsidiary; provided, however, that no action by the Company or any of its Subsidiaries with respect to matters addressed by any provision of Section 5.2 will be deemed to be a breach of this Section 5.1 unless such action would constitute a breach of the relevant provision of Section 5.2.

5.2              Forbearance Covenants of the Company Pending the Merger. Except (i) as set forth in Section 5.1 or Section 5.2 of the Company Disclosure Letter; (ii) as approved by Parent (which approval shall not be unreasonably withheld, conditioned or delayed); (iii) as required by applicable Law, or (iv) as expressly contemplated by the terms of this Agreement, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall not (and shall cause of each its Subsidiaries not to):

(a)               amend, modify, waive, rescind or otherwise change the Charter, the Bylaws or any Organizational Document;

(b)               propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(c)               issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities, except for the grant, vesting and settlement of Company RSUs, Company PSUs, Company Restricted Stock and Company Options in connection with Contracts outstanding on the date of this Agreement or as otherwise required by this Agreement;

(d)               directly or indirectly acquire, repurchase or redeem any Company Securities, except for (1) repurchases of Company Securities pursuant to the terms and conditions of Company RSUs, Company PSUs, Company Restricted Stock or Company Options (including pursuant to any net settlement feature provided for in the applicable award agreement), or (2) transactions between the Company and any of its direct or indirect Subsidiaries;

(e)               (1) adjust, split, combine or reclassify any shares of capital stock, or issue or authorize or propose the issuance of any other Company Securities in respect of, in lieu of or in substitution for, shares of its capital stock or other equity or voting interest; (2) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock or other equity or voting interest, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock or other equity or voting interest, except for cash dividends made by any direct or indirect wholly owned Subsidiary of the Company to the Company or one of its other wholly owned Subsidiaries; (3) pledge or encumber any shares of its capital stock or other equity or voting interest; (4) modify the terms of any shares of its capital stock or other equity or voting interest; or (5) enter into any agreement with respect to the voting or registration of shares of Company Securities;

(f)                (1) incur, assume or suffer any Indebtedness (including any long-term or short-term debt) or issue any debt securities, except (A) for trade payables incurred in the ordinary course of business; (B) for loans or advances to direct or indirect wholly owned Subsidiaries of the Company; (C) pursuant to the Credit Agreement; or (D) hedging in compliance with the hedging strategy of the Company in the ordinary course of business; (2) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except with respect to obligations of direct or indirect wholly owned Subsidiaries of the Company; (3) make any loans, advances or capital contributions to, or investments in, any other Person, except for extensions of credit to customers and; or (4) mortgage or pledge (or otherwise encumber) any assets, tangible or intangible, or create or suffer to exist any lien thereupon (other than Permitted Liens), except for mortgages and pledges granted under any Indebtedness of the Company outstanding as of the date of this Agreement;

(g)               except as required by applicable Law, a Collective Bargaining Agreement, or in accordance with the terms of any Employee Plan that is in effect as of the date of this Agreement, (1) enter into, adopt, amend (including accelerating the vesting), modify, or terminate any Employee Plan or plan, agreement or arrangement that would constitute an Employee Plan if in effect as of the date of this Agreement, or (2) increase or accelerate the vesting of the compensation of any director, officer, independent contractor or former or current employee of the Company or of any of its Subsidiaries, or hire or replace any employees, although the Company or any of its Subsidiaries may make employee hires consistent with past practice for employees with an annual base salary below $100,000;

(h)               except as required by applicable Law or GAAP, (A) revalue in any material respect any of its properties or assets, including writing off notes or accounts receivable, other than in the ordinary course of business; or (B) make any material change in any of its accounting principles or practices;

(i)                 settle any pending or threatened material Legal Proceeding, except for the settlement of any Legal Proceedings that is (1) for solely monetary payments of no more than $250,000 individually and $500,000 in the aggregate; or (2) settled in compliance with Section 6.15;

(j)                 make or change any material Tax election (except as may be necessary due to a change in applicable Law), file any material amended Tax Return, enter into any closing agreement with a Governmental Authority with respect to material Taxes, settle any material Tax claim or proceeding, surrender any right to claim a refund of a material amount of Taxes, consent to any extension or waiver of the limitation period applicable to any material income Tax claim or assessment, prepare or file any Tax Return in a manner inconsistent with past practice (except as may be necessary due to a change in applicable Law), change any Tax accounting period, or change any Tax accounting method;

(k)               (1) incur or commit to incur any capital expenditures other than (A) capital expenditures not to exceed $16,000,000 in the aggregate; or (B) pursuant to obligations in existence as of the date hereof under any Material Contract; (2) enter into, modify in any material respect, amend in any material respect, terminate or cancel or waive or relinquish any material right or claim under any (A) Contract that if so entered into, modified, amended, terminated cancelled, waived or relinquished would have a Company Material Adverse Effect or (B) Material Contract, except, in each case, in the ordinary course of business; or (3) other than with respect to the matters set forth in Section 5.2(g), engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404;

(l)                 make any acquisition or disposition of a material asset or business (including by merger, consolidation or acquisition of stock or assets), except for (1) any acquisition or disposition for consideration that is individually not in excess of $1,000,000 and in the aggregate not in excess of $3,000,000; (2) any disposition of obsolete or worn out equipment, or licenses of Intellectual Property, in the ordinary course of business consistent with past practice; or (3) in or from any wholly owned Subsidiary of the Company;

(m)             enter into any joint venture;

(n)               fail to maintain insurance policies in such amounts and against such risks and losses as are consistent with past practice; or

(o)               agree, authorize or enter into a Contract to take any of the actions prohibited by this Section 5.2 or otherwise make any commitment to do any of the foregoing.

5.3              No Solicitation.

(a)               Go-Shop. Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 12:01 a.m. on the 30th day after the date of this Agreement (the “No-Shop Period Start Date”), the Company and its Subsidiaries and their respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) shall have the right to (i) solicit, initiate, propose or induce the making, submission or announcement of, or encourage, facilitate or assist, any proposal or offer that constitutes, or that could constitute, an Acquisition Proposal, (ii) pursuant to an Acceptable Confidentiality Agreement furnish to any Person and its Representatives any information (including non-public information and data) relating to the Company or any of its Subsidiaries and affording access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries (other than Parent, Merger Sub or any designees of Parent or Merger Sub) to any Person (and its Representatives, including potential financing sources of such Person); provided, that the Company shall provide to Parent and Merger Sub any material non-public information or data that is provided by or on behalf of the Company to any Person given such access that was not previously made available to Parent or Merger Sub prior to or promptly (and in any event, within 48 hours) following the time it is provided to such Person or its Representatives, and (iii) engage in, enter into, continue or otherwise participate in, any discussions or negotiations with any Person (and their respective Representatives, including potential financing sources of such Person) with respect to any Acquisition Proposal (or inquiries, proposals or offers or other efforts or attempts that could lead to an Acquisition Proposal) and cooperate with or assist or participate in or facilitate any such inquiries, proposals, offers, discussions or negotiations or any effort or attempt to make any Acquisition Proposals, including granting a waiver, amendment or release under any pre-existing standstill or similar provision to the extent necessary to allow for an Acquisition Proposal to be made to the Company Board (or the Company Special Committee) or amendment to an Acquisition Proposal to be made to the Company or the Company Board (or the Company Special Committee).

(b)               No Solicitation or Negotiation. Except as it may relate to Parent and subject to the terms of Section 5.3(c), from the No-Shop Period Start Date until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall, and shall cause its Subsidiaries and its and their respective directors, officers and employees to and shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ unaffiliated Representatives to, promptly cease and terminate (or cause to be terminated) any discussions or negotiations with any Person and its Affiliates and Representatives that would be prohibited by this Section 5.3(b), cease providing any further non-public information with respect to the Company or any Acquisition Proposal to any such Person or its Representatives, and immediately terminate (or cause to be terminated) such Person’s and its Affiliates’ and Representatives’ access to any data room (virtual, online or otherwise) and request that all confidential information furnished by or on behalf of the Company to such Person be returned or destroyed in accordance with the terms of the applicable confidentiality agreements. Subject to the terms of Section 5.3(c), from the No-Shop Period Start Date until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall not, and shall cause its Subsidiaries and its and their respective directors, officers and employees not to and shall instruct and use its reasonable best efforts to cause its and its Subsidiaries unaffiliated Representatives not to, directly or indirectly, (i) solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal or offer that is or could reasonably be expected to constitute an Acquisition Proposal; (ii) furnish to any Person any non-public information relating to the Company or any of its Subsidiaries or afford to any Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries (other than Parent, Merger Sub or any designees of Parent or Merger Sub), in any such case with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, any proposal or offer that is or could reasonably be expected to constitute an Acquisition Proposal or any inquiries or the making of any proposal that could reasonably be expected to lead to an Acquisition Proposal; (iii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal (other than (A) solely to inform such Persons of the existence of the provisions contained in this Section 5.3 and (B) contacting such Person or its Representatives to clarify the terms and conditions of such Acquisition Proposal); (iv) approve, adopt, endorse or recommend an Acquisition Proposal (or any offer or proposal that could lead to an Acquisition Proposal); or (v) authorize or enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Proposal (or any offer or proposal that could lead to an Acquisition Proposal), other than an Acceptable Confidentiality Agreement (any such letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, an “Alternative Acquisition Agreement”). From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall not, and shall cause its Subsidiaries and its and their respective directors, officers and employees not to and shall use its reasonable best efforts to cause its and its Subsidiaries’ unaffiliated Representatives not to, directly or indirectly, (x) terminate, amend, release, modify or fail to enforce any provision (including any standstill or similar provision) of, or grant any permission, waiver or request under, any confidentiality, standstill or similar agreement, (y) grant any waiver, amendment or release under any takeover laws or (z) resolve, agree or propose to do any of the foregoing, in each case, except if the Company Board (or the Company Special Committee) determines in good faith (after consultation with outside legal counsel) that the failure to do so would be reasonably expected to cause the Company Board (or Company Special Committee) to violate its fiduciary duties under applicable Law.

(c)               Superior Proposals. Notwithstanding anything to the contrary set forth in Section 5.3(b) and except as contemplated by Section 5.3(a), from the date of this Agreement and continuing until the Company’s receipt of the Requisite Stockholder Approval, the Company and the Company Board (or the Company Special Committee) may, after giving Parent reasonably prompt notice of its intent to do so, directly or indirectly through one or more of their Representatives (including the Advisor), participate or engage in discussions or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries to, or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement to any Person or its Representatives that has made, renewed or delivered to the Company an Acquisition Proposal after the date of this Agreement that did not result from any material breach of Section 5.3(b), and otherwise facilitate such Acquisition Proposal or assist such Person (and its Representatives and financing sources) with such Acquisition Proposal (in each case, if requested by such Person); if and only if, the Company Board (or the Company Special Committee) has determined in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to lead to a Superior Proposal. Subject to applicable Law, the Company shall promptly make available to Parent any material non-public information concerning the Company and its Subsidiaries that is provided to any such Person or its Representatives that was not previously made available to Parent.

(d)               No Change in Company Board Recommendation or Entry into an Alternative Acquisition Agreement. Except as provided by Section 5.3(e), and, solely in the case of clause (i) below, Section 5.3(g), at no time after the date of this Agreement may the Company Board (or the Company Special Committee):

(i)                 (A) fail to make, withhold, withdraw, amend, qualify or modify the Company Board Recommendation in a manner adverse to Parent or make any public statement that is inconsistent with the Company Board Recommendation; (B) adopt, approve or recommend to the Company Stockholders an Acquisition Proposal; (C) fail to publicly recommend against any Acquisition Proposal or fail to reaffirm the Company Board Recommendation, in either case within 10 Business Days (or such fewer number of days as remains prior to the Company Stockholder Meeting) after such Acquisition Proposal is made public (it being understood that a “stop, look and listen” statement by the Company Board (or the Company Special Committee) to the Company Stockholders pursuant to Rule 14d-9(f) under the Exchange Act shall not be deemed to be a Company Board Recommendation Change) or after any written request by Parent to do so (provided, that Parent may only make such request once with respect to any Acquisition Proposal in the absence of any modification or revision to the price, conditions or other material terms of such Acquisition Proposal); (D) fail to include the Company Board Recommendation in the Proxy Statement; or (E) publicly propose to do any of the foregoing (any action described in clauses (A) through (E), a “Company Board Recommendation Change”); or

(ii)              cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement.

(e)               Company Board Recommendation Change; Entry into Alternative Acquisition Agreement. Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Requisite Stockholder Approval:

(i)                 if the Company has received a bona fide written Acquisition Proposal that the Company Board (or the Company Special Committee) has determined in good faith (after consultation with its financial advisor and outside legal counsel) constitutes a Superior Proposal, then the Company Board (or the Company Special Committee) may (A) effect a Company Board Recommendation Change with respect to such Acquisition Proposal or (B) authorize the Company to terminate this Agreement to enter into a definitive Alternative Acquisition Agreement with respect to such Acquisition Proposal substantially concurrently with the termination of this Agreement; provided, however, that the Company Board (or the Company Special Committee) shall not take any action described in the foregoing clauses (A) and (B) unless:

(1)               following the Notice Period, the Company Board (or Company Special Committee) determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal continues to constitute a Superior Proposal and that, after taking into account any revisions to this Agreement made or proposed by Parent in writing, the failure to do so would be reasonably expected to cause the Company Board (or Company Special Committee) to violate its fiduciary duties under applicable Law;

(2)               the Company has complied in all material respects with its obligations pursuant to this Section 5.3 with respect to such Acquisition Proposal;

(3)               (i) the Company has provided prior written notice to Parent at least four Business Days in advance (the “Notice Period”) to the effect that the Company Board (or the Company Special Committee) has (A) received a Superior Proposal and (B) intends to take the actions described in clauses (A) or (B) of Section 5.3(e)(i) absent any revision to the terms and conditions of this Agreement, which notice will specify the basis for such actions, including the identity of the Person or Group making such Acquisition Proposal, the material terms thereof and copies of all material relevant documents relating to such Acquisition Proposal; (ii) during the Notice Period (including as may be extended pursuant to the last sentence of this Section 5.3(e)(ii)(3)), the Company and its Representatives have kept Parent and its Representatives reasonably informed of the status of such Acquisition Proposal and the material terms of any such Acquisition Proposal (including promptly after receipt providing to Parent copies of any additional or revised Acquisition Agreements), and (iii) the Company and its Representatives, during the Notice Period, must have negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to make such adjustments to the terms and conditions of this Agreement so that the Company Board (or the Company Special Committee) would no longer determine that the failure to make a Company Board Recommendation Change in response to such Acquisition Proposal would be reasonably expected to cause the Company Board (or Company Special Committee) to violate its fiduciary duties under applicable Law; provided, however, that in the event of any material revisions to such Acquisition Proposal, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.3(e)(i)(3) with respect to such new written notice (it being understood that the “Notice Period” in respect of such new written notice will be the longer of two Business Days and the number of Business Days remaining in the Notice Period); and

(4)               in the event of any termination of this Agreement in order to cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, the Company shall have terminated this Agreement in accordance with Section 8.1(h), including paying (or causing to be paid) the Company Termination Fee in accordance with Section 8.3(b)(iii);

(ii)              other than in connection with a bona fide Acquisition Proposal that constitutes a Superior Proposal, the Company Board (or the Company Special Committee) may effect a Company Board Recommendation Change of the kind set forth in clause (A) or (D) of the definition thereof in response to an Intervening Event if the Company Board (or the Company Special Committee) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be reasonably expected to cause the Company Board (or Company Special Committee) to violate its fiduciary duties under applicable Law; provided, however, that the Company Board (or the Company Special Committee) shall not effect such a Company Board Recommendation Change unless:

(1)               the Company has provided prior written notice to Parent at least three Business Days in advance to the effect that the Company Board (or the Company Special Committee) has (A) so determined and (B) resolved to effect a Company Board Recommendation Change pursuant to this Section 5.3(e)(ii), which notice will specify the applicable Intervening Event in reasonable detail; and

(2)               prior to effecting such Company Board Recommendation Change, the Company and its Representatives, during such three Business Day period, must have negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to make such adjustments to the terms and conditions of this Agreement so that the Company Board (or the Company Special Committee) would no longer determine that the failure to make a Company Board Recommendation Change in response to such Intervening Event would be reasonably expected to cause the Company Board (or Company Special Committee) to violate its fiduciary duties under applicable Law.

(f)                Notice. From the No-Shop Period Start Date until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall promptly (and, in any event, within 48 hours) notify Parent if any offers or proposals with respect to an Acquisition Proposal are received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company or any of its Representatives. Such notice must include (i) the identity of the Person or “group” of Persons making such offers or proposals (unless, in each case, such disclosure is prohibited pursuant to the terms of any confidentiality agreement with such Person or “group” of Persons that is in effect on the date of this Agreement); (ii) a summary of the material terms and conditions of such offers or proposals; and (iii) a copy of any written Acquisition Proposal and copies of all relevant documents relating thereto. Thereafter, the Company must keep Parent reasonably informed, on a prompt basis, of the status and terms of any such offers or proposals (including any amendments thereto) and the status of any such discussions or negotiations.

(g)               Certain Disclosures. Nothing in this Agreement will prohibit the Company or the Company Board (or the Company Special Committee) from (i) taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with Rule 14d-9 promulgated under the Exchange Act, it being understood that a “stop, look and listen” statement by the Company Board (or the Company Special Committee) to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act shall not be deemed a Company Board Recommendation Change; (ii) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; (iii) in response to an inquiry, informing any Person of the existence of the provisions contained in this Section 5.3; (iv) complying with the Company’s disclosure obligations under United States federal or state Law with regard to an Acquisition Proposal (it being understood that any such statement or disclosure made by the Company Board (or the Company Special Committee) pursuant to this Section 5.3(g)(iv) must be subject to the terms and conditions of this Agreement and will not limit or otherwise affect the obligations of the Company or the Company Board (or the Company Special Committee) and the rights of Parent under this Section 5.3); or (v) making any disclosure to the Company Stockholders (including regarding the business, financial condition or results of operations of the Company and its Subsidiaries) that the Company Board (or the Company Special Committee) has determined to make in good faith in order to comply with applicable Law, regulation or stock exchange rule or listing agreement (it being understood that any such statement or disclosure made by the Company Board (or the Company Special Committee) pursuant to this Section 5.3(g)(v) must be subject to the terms and conditions of this Agreement and will not limit or otherwise affect the obligations of the Company or the Company Board (or the Company Special Committee) and the rights of Parent under this Section 5.3(g)). In addition, it is understood and agreed that, for purposes of this Agreement, a factually accurate public statement by the Company or the Company Board (or the Company Special Committee) that describes the Company’s receipt of an Acquisition Proposal, the identity of the Person making such Acquisition Proposal, the material terms of such Acquisition Proposal and the operation of this Agreement with respect thereto will not be deemed to be a Company Board Recommendation Change.

5.4              No Control of the Other Party’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Parent or Merger Sub, on the one hand, or the Company, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Effective Time. Prior to the Effective Time, each of Parent, Merger Sub and the Company will exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their own business and operations.

Article VI
ADDITIONAL COVENANTS

6.1              Required Action and Forbearance; Efforts.

(a)               Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company, on the other hand, shall use their respective reasonable best efforts (A) to take (or cause to be taken) all actions; (B) to do (or cause to be done) all things; and (C) to assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case as are necessary, proper or advisable pursuant to applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the Transaction, including by:

(i)                 causing the conditions to the Merger set forth in Article VII to be satisfied;

(ii)              (A) obtaining all consents, waivers, approvals, orders and authorizations from Governmental Authorities and (B) making all registrations, declarations and filings with Governmental Authorities, in each case that are necessary or advisable to consummate the Transaction;

(iii)            obtaining all consents, waivers and approvals and delivering all notifications pursuant to any Material Contracts in connection with this Agreement and the consummation of the Transaction so as to maintain and preserve the benefits to the Surviving Corporation of such Material Contract as of and following the consummation of the Transaction; and

(iv)             executing and delivering any Contracts and other instruments that are reasonably necessary to consummate the Transaction.

(b)               No Failure to Take Necessary Action. Subject to the terms and conditions of this Agreement, neither Parent, Merger Sub or their respective Affiliates, on the one hand, nor the Company, on the other hand, shall take any action, or fail to take any action, that is intended to or has (or would reasonably be expected to have) the effect of (i) preventing, impairing, delaying or otherwise adversely affecting the consummation of the Transaction or (ii) the ability of such Party to fully perform its obligations pursuant to this Agreement. For the avoidance of doubt, no action by the Company taken in compliance with Section  5.3 will be considered a violation of this Section  6.1 (b).

(c)               No Consent Fee. Notwithstanding anything to the contrary in this Section 6.1 or elsewhere in this Agreement, neither the Company nor any of its Subsidiaries will be required to agree to (i) the payment of any material consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments); (ii) the provision of material additional security (including a guaranty); or (iii) material conditions or obligations, including amendments to existing conditions and obligations, in each case, in connection with the Transaction, including in connection with obtaining any consent pursuant to any Material Contract.

(d)               No Applicability to Antitrust Filings. Section 6.1(a) shall not apply to filings or other actions in respect of Antitrust Laws, which shall be governed by the obligations set forth in Section 6.2 below or the Financings, which shall be governed by the obligations set forth in Section 6.5 and Section 6.6.

6.2              Antitrust Filings.

(a)               Filing Under Antitrust Laws. Each of Parent and Merger Sub shall (and shall cause their respective Affiliates, if applicable), on the one hand, and the Company shall (and shall cause its Affiliates, if applicable), on the other hand, file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the Merger as required by the HSR Act within 20 Business Days following the date of this Agreement, the filing fee to be split equally between Parent and Merger Sub, on the one hand, and the Company, on the other hand. Each of Parent and the Company shall (i) cooperate and coordinate (and shall cause its respective Affiliates to cooperate and coordinate) with the other in the making of such filings; (ii) supply the other (or shall cause the other to be supplied) with any information that may be required in order to make such filings; and (iii) supply (or shall cause to be supplied) any additional information that reasonably may be required or requested by the FTC, the DOJ or the Governmental Authorities of any other applicable jurisdiction in which any such filing is made. Each of Parent and Merger Sub shall (and shall cause their respective Affiliates to, if applicable), on the one hand, and the Company shall (and shall cause its Affiliates to), on the other hand, promptly inform the other of any communication from any Governmental Authority regarding the Merger in connection with such filings. If any Party or Affiliate thereof receives any comments or a request for additional information or documentary material from any Governmental Authority with respect to the Merger pursuant to the HSR Act or any other Antitrust Laws applicable to the Merger, then such Party shall make (or shall cause to be made), as soon as reasonably practicable and after consultation with the other Parties, an appropriate response to such request; provided, however, that no Party may extend any waiting period or enter into any agreement or understanding with any Governmental Authority without the permission of the other Parties, which shall not be unreasonably conditioned, withheld or delayed.

(b)               Avoidance of Impediments. Parent and Merger Sub shall take (or shall cause their respective Affiliates to take) all action necessary, proper or advisable to (i) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act and any other Antitrust Laws applicable to the Merger; and (ii) obtain any required consents, approvals or authorizations pursuant to any Antitrust Laws applicable to the Merger, in each case as promptly as practicable and in any event prior to the Termination Date. In furtherance and not in limitation of the other covenants in this Section 6.2, Parent and Merger Sub shall, and shall cause their respective Affiliates to, take all actions reasonably necessary to avoid or eliminate each and every impediment under any Antitrust Law so as to enable the consummation of the Merger to occur as promptly as reasonably practicable (and in any event prior to the Termination Date), including taking all actions requested by any Governmental Authority, or reasonably necessary to resolve any objections that may be asserted by any Governmental Authority with respect to the Merger under any Antitrust Law. Parent shall oppose fully and vigorously any request for, the entry of, and seek to have vacated or terminated, any order, judgment, decree, injunction or ruling of any Governmental Authority that could restrain, prevent or delay any required consents pursuant to any Antitrust Laws applicable to the Merger, including by defending through litigation, any action asserted by any Person in any court or before any Governmental Authority and by exhausting all avenues of appeal, including appealing properly any adverse decision or order by any Governmental Authority, it being understood that the costs and expenses of all such actions shall be borne by Parent.

(c)               Remedies. Notwithstanding this Section 6.2, nothing in this Agreement will require the Company or any of its Subsidiaries or Affiliates to take, or agree to take, any action the effectiveness of which is not conditioned on the Closing occurring.

(d)               Cooperation. In furtherance and not in limitation of the foregoing, the Company, Parent and Merger Sub shall (and shall cause their respective Subsidiaries to), subject to any restrictions under applicable Laws, (i) promptly notify the other Parties of, and, if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any substantive communication received by such Person from a Governmental Authority or a private party in connection with the Transaction and permit the other Parties to review and discuss in advance (and to consider in good faith any comments made by the other Parties in relation to) any proposed draft notifications, formal notifications, filing, submission or other written communication (and any analyses, memoranda, white papers, presentations, correspondence or other documents submitted therewith) made in connection with the Transaction to a Governmental Authority; (ii) keep the other Parties informed with respect to the status of any such submissions and filings to any Governmental Authority in connection with the Transaction and any developments, meetings or discussions with any Governmental Authority in respect thereof, including with respect to (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under applicable Laws, including any proceeding initiated by a private party, and (D) the nature and status of any objections raised or proposed or threatened to be raised by any Governmental Authority with respect to the Transaction; and (iii) not independently participate in any meeting, hearing, proceeding or discussions (whether in person, by telephone or otherwise) with or before any Governmental Authority in respect of the Transaction without giving the other Parties reasonable prior notice of such meeting or discussions and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. However, each of the Company, Parent and Merger Sub may designate any non-public information provided to any Governmental Authority as restricted to “outside counsel” only and any such information shall not be shared with employees, officers or directors or their equivalents of the other Party without approval of the Party providing the non-public information; provided, however, that each of the Company, Parent and Merger Sub may redact any valuation and related information before sharing any information provided to any Governmental Authority with another Party on an “outside counsel” only basis, and that the Company, Parent and Merger Sub shall not in any event be required to share information that benefits from legal privilege with the other Parties, even on an “outside counsel” only basis, where this would cause such information to cease to benefit from legal privilege.

(e)               Other Actions. Each of Parent and Merger Sub agrees that, between the date of this Agreement and the Closing, it shall not, and shall not permit any of its Subsidiaries or Affiliates to take any actions that would reasonably be expected to result in any material delay in obtaining, or to result in the failure to obtain, any regulatory approvals required in connection with the Transaction, or which would otherwise reasonably be expected to prevent or delay the Transaction in any material respect, including entering into or consummating any Contracts or arrangements for an acquisition (by stock purchase, merger, consolidation, purchase of assets, license or otherwise) of any ownership interest, assets or rights of any Person that would reasonably be expected to result in any material delay in obtaining, or to result in the failure to obtain, any regulatory approvals required in connection with the Transaction, or which would otherwise reasonably be expected to prevent or delay the Transaction in any material respect.

6.3              Proxy Statement and Other Required SEC Filings.

(a)               Proxy Statement. As promptly as reasonably practicable following the date of this Agreement, the Company (with the assistance and cooperation of Parent and Merger Sub as reasonably requested by the Company) shall prepare and file with the SEC a preliminary proxy statement (as amended or supplemented, the “Proxy Statement”) relating to the Company Stockholder Meeting. Subject to Section 5.3, the Company shall include the Company Board Recommendation in the Proxy Statement. Subject to applicable Law, the Company may not file the Proxy Statement or any Other Required Company Filing with the SEC without providing Parent and its counsel, to the extent practicable, a reasonable opportunity to review and comment thereon and the Company will give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent or its counsel.

(b)               Other Required Company Filings. If the Company determines that it is required to file any document other than the Proxy Statement with the SEC in connection with the Merger pursuant to applicable Law (such document, as amended or supplemented, an “Other Required Company Filing”), then the Company (with the assistance and cooperation of Parent and Merger Sub as reasonably requested by the Company) or Parent (as applicable) shall promptly prepare and file (or cause to be prepared and filed) such Other Required Company Filing with the SEC. The Company will use its reasonable best efforts to cause the Proxy Statement and any Other Required Company Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and the NYSE.

(c)               Furnishing Information. Each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall furnish all information concerning it and its Affiliates, if applicable, as the other Party may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement and any Other Required Company Filing. If at any time prior to the Company Stockholder Meeting any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates should be discovered by the Company, on the one hand, or Parent or Merger Sub, on the other hand, that should be set forth in an amendment or supplement to the Proxy Statement or any Other Required Company Filing, as the case may be, so that such filing would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Party that discovers such information shall promptly notify the other, and an appropriate amendment or supplement to such filing describing such information shall be promptly prepared and filed with the SEC by the appropriate Party and, to the extent required by applicable Law or the SEC or its staff, disseminated to the Company Stockholders.

(d)               Notices and Subsequent Filings. The Company, on the one hand, and Parent and Merger Sub, on the other hand, shall advise the other, promptly after receiving notice thereof, of any receipt of a request by the SEC or its staff for (i) any amendment or revisions to the Proxy Statement or any Other Required Company Filing, as the case may be; (ii) any receipt of comments from the SEC or its staff on the Proxy Statement or any Other Required Company Filing, as the case may be; or (iii) any receipt of a request by the SEC or its staff for additional information in connection therewith. The Company shall use its reasonable best efforts to respond as reasonably promptly as practicable to any such requests of the SEC or its staff with respect to the Proxy Statement or any Other Required Company Filing. The Company shall give Parent and its counsel a reasonable opportunity to review and comment on all amendments and supplements to the Proxy Statement or Other Required Company Filing, prior to filing such documents with the SEC or disseminating them to the Company Stockholders, and a reasonable opportunity to review and comment on all responses to requests for additional information and comments from the SEC or its staff on the Proxy Statement or any Other Required Company Filing, and shall consider any comments proposed by Parent or its counsel in good faith.

(e)               Dissemination of Proxy Statement. Subject to applicable Law, the Company shall use its reasonable best efforts to cause the Proxy Statement to be disseminated to the Company Stockholders as promptly as reasonably practicable following the later of the (i) filing thereof with the SEC and confirmation from the SEC that it will not review, or that it has completed its review of, the Proxy Statement and (ii) No-Shop Period Start Date.

6.4              Company Stockholder Meeting.

(a)               Call of Company Stockholder Meeting. Subject to the provisions of this Agreement, the Company shall take all action necessary in accordance with the DGCL, the Charter, the Bylaws and the rules and regulations of the NYSE to establish a record date for, duly call and give notice of a meeting of its stockholders (the “Company Stockholder Meeting”) and, as promptly as reasonably practicable following the mailing of the Proxy Statement to the Company Stockholders, convene and hold the Company Stockholder Meeting for the purpose of obtaining the Requisite Stockholder Approval. Subject to Section 5.3 and unless there has been a Company Board Recommendation Change, the Company shall use its reasonable best efforts to solicit proxies to obtain the Requisite Stockholder Approval.

(b)               Adjournment of Company Stockholder Meeting. Notwithstanding anything to the contrary in this Agreement, the Company shall not postpone or adjourn the Company Stockholder Meeting without the prior written consent of Parent; provided, that if at any time following the dissemination of the Proxy Statement, either the Company or Parent reasonably determines in good faith that the Requisite Stockholder Approval is unlikely to be obtained at the Company Stockholder Meeting, including due to an absence of quorum, then on no more than two occasions (for each of the Company and Parent) and prior to the vote contemplated having been taken, the Company shall have the right to adjourn or postpone the Company Stockholder Meeting for the purpose of soliciting additional votes in favor of this Agreement; provided, further, that no such adjournment or postponement shall delay the Company Stockholder Meeting by more than 10 days from the prior-scheduled date or to a date on or after the fifth Business Day preceding the Termination Date; provided, further, that notwithstanding the foregoing, nothing will prevent the Company from postponing or adjourning the date of the Company Stockholder Meeting if (i) the Company is required to postpone or adjourn the Company Stockholder Meeting by applicable Law or an order from the SEC or its staff; or (ii) the Company Board (or the Company Special Committee) has determined in good faith (after consultation with outside legal counsel) that it is necessary to postpone or adjourn the Company Stockholder Meeting to allow reasonable additional time for any supplemental or amended disclosure to be disseminated and reviewed by the Company Stockholders (including in connection with any Company Board Recommendation Change) prior to the Company Stockholder Meeting but only for up to such time that the Company Board determines (after consultation with outside legal counsel) is necessary under applicable Law, including in connection with the discharge of fiduciary duties of the Company Board (or the Company Special Committee).

6.5              Financing.

(a)               No Amendments to Financing Letters. Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall not, without the prior written consent of the Company (such consent not to be unreasonably withheld or delayed), permit or grant any withdrawal, rescindment, amendment, replacement, supplement, consent or modification to be made to, or any waiver of any provision or remedy pursuant to, the Financing Letters or any definitive agreement relating to the Financing if such withdrawal, rescindment, amendment, replacement, supplement, consent, modification or waiver would, or would reasonably be expected to (i) reduce the aggregate amount of the Financing, including by changing the amount of the fees to be paid or the original issue discount of the Debt Financing; (ii) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Financing or any other terms to the Financing in a manner that would reasonably be expected to (A) materially delay or prevent the Closing; or (B) make the timely funding of the Financing, or the satisfaction of the conditions to obtaining the Financing, less likely to occur in any respect; or (iii) adversely impact the ability of Parent, Merger Sub or the Company, as applicable, to enforce its rights against the other parties to the Financing Letters or the definitive agreements with respect thereto; provided, that Parent may (without the consent of the Company) replace, modify, waive or amend the Debt Commitment Letter (1) in accordance with the “market flex” provisions thereof, and (2) to add, replace or substitute lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement substantially in accordance with the terms in effect on the date hereof; provided, further, that any such addition, replacement or substitution of lenders, lead arrangers, bookrunners, syndication agents or similar entities would not adversely affect the amount, timing, conditionality, availability or termination of the Debt Financing. Parent shall promptly furnish to the Company a true and complete copy of any amendment, replacement, supplement, modification, consent or waiver relating to the Financing Letters. Any reference in this Agreement to (1) the “Financing” will include the financing contemplated by the Financing Letters as amended or modified and (2) “Equity Commitment Letter,” “Debt Commitment Letters” or “Financing Letters” will include such documents as amended or modified. Parent shall not (without the consent of the Company) release or consent to the termination of any individual lender under the Debt Commitment Letters prior to the first to occur of Closing and the expiration of the Debt Commitment Letter in accordance with its terms, except for (x) assignments and replacements of an individual lender under the terms of the Debt Commitment Letters; or (y) replacements of the Debt Commitment Letters with alternative financing commitments pursuant to Section 6.5(d).

(b)               Taking of Necessary Actions. Subject to the terms and conditions of this Agreement, Parent and Merger Sub shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable to arrange, consummate and obtain the Financing on a timely basis, but in any event no later than the Closing Date, on the terms and conditions (including, to the extent required, the full exercise of any “flex” provisions in any Fee Letter) described in the Financing Letters including using its reasonable best efforts to (i) maintain in effect the Financing Letters in accordance with the terms and subject to the conditions thereof; (ii) negotiate, enter into, execute and deliver definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letters on a timely basis on the terms and conditions (including any “flex” provisions in any Fee Letter) contemplated by the Debt Commitment Letters; (iii) satisfy on a timely basis all conditions contained in the (A) Debt Commitment Letters, any related Fee Letter and such definitive agreements related thereto and (B) Equity Commitment Letter on or prior to the Closing Date, in each case, that are within their control; (iv) upon the satisfaction (or waiver) of all the conditions set forth in the Debt Commitment Letter, consummate the Financing at or prior to the Closing, including causing the Financing Sources to fund the Financing at the Closing; and (v) enforce its rights pursuant to the Financing Letters. Parent and Merger Sub shall fully pay, or cause to be fully paid, all commitment or other fees arising pursuant to the Financing Letters as and when they become due.

(c)               Information. Parent shall (i) keep the Company informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Financing and (ii) provide the Company with drafts (reasonably in advance of execution) of all definitive agreements and other documents related to the Debt Financing and, thereafter, with true, complete and executed copies of all such definitive agreements and other documents related to the Debt Financing. Without limiting the generality of the foregoing, Parent and Merger Sub shall give the Company prompt notice in writing (but in any event within three Business Days after the occurrence or discovery of) (A) of any breach (or threatened (in writing) breach), default (or any event or circumstance that, with notice or lapse of time or both, could reasonably be expected to give rise to any breach or default), cancellation, termination or repudiation by any party to the Financing Letters or definitive agreements related to the Financing; (B) of the receipt by Parent or Merger Sub of any written notice or communication from any Financing Source with respect to any (1) actual or threatened breach, default, cancellation, termination or repudiation (or notice or communication from Financing Sources to Parent or Merger Sub of any such actual or threatened breach, default, cancellation, termination or repudiation received by Parent or Merger Sub) by any party to the Financing Letters or any definitive agreements related to the Financing of any provisions of the Financing Letters or such definitive agreements; or (2) dispute or disagreement between or among any parties to the Financing Letters or any definitive agreements related to the Financing (excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Debt Financing), solely to the extent that such disagreement or dispute relates to the termination of, or the satisfaction of the conditions to, the obligation of the Financing Sources party thereto to fund their commitments thereunder; or (C) if for any reason Parent or Merger Sub at any time believes that it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Financing Letters or any definitive agreements related to the Financing.

(d)               Alternate Debt Financing. If any portion of the Debt Financing becomes unavailable, or Parent becomes aware of any event or circumstance that makes any portion of the Debt Financing unavailable, on the terms and conditions (including any “flex” provisions in any Fee Letter) contemplated in the Debt Commitment Letters and related Fee Letter, Parent and Merger Sub shall promptly notify the Company in writing (but in any event within three Business Days after the occurrence or discovery thereof) and Parent and Merger Sub shall use their respective reasonable best efforts to, as promptly as practicable following the occurrence of such event, (i) arrange and obtain the Debt Financing or such portion of the Debt Financing from the same or alternative sources in an amount sufficient to assure the availability of the amount necessary to pay the Required Amount at the Closing (A) on terms and conditions not materially less favorable in the aggregate to Parent and Merger Sub than those contained in the Debt Commitment Letters and any related Fee Letter, (B) containing conditions to draw, conditions to Closing and related terms that would reasonably be expected to affect the availability thereof that (1) are not more onerous than those conditions and terms contained in the Debt Commitment Letters and any related Fee Letter, and (2) would not reasonably be expected to delay the Closing or make the Closing materially less likely to occur (the “Alternate Debt Financing”); and (ii) obtain one or more new financing commitment letters with respect to such Alternate Debt Financing (the “New Debt Commitment Letters”), which new letters will replace the existing Debt Commitment Letters in whole or in part. Parent shall promptly provide a copy of any New Debt Commitment Letters (and any fee letter in connection therewith or other agreements related thereto) to the Company. In the event that any New Debt Commitment Letters are obtained, (A) any reference in this Agreement to the “Financing Letters” or the “Debt Commitment Letters” will be deemed to include the Debt Commitment Letters to the extent not superseded by a New Debt Commitment Letter at the time in question and any New Debt Commitment Letters to the extent then in effect; and (B) any reference in this Agreement to the “Financing” or the “Debt Financing” means the debt financing contemplated by the Debt Commitment Letters as modified pursuant to the foregoing.

(e)               No Financing Condition. Notwithstanding the foregoing, compliance by Parent and Merger Sub with this Section 6.5 shall not relieve Parent or Merger Sub of their respective obligations to consummate the Transaction whether or not the Financing is available, and Parent and Merger Sub each acknowledge and agree that obtaining the Financing is not a condition to the Closing.

6.6              Financing Cooperation.

(a)               Cooperation. Prior to the Effective Time, the Company shall use its reasonable best efforts, and shall cause each of its Subsidiaries to use its respective reasonable best efforts, to provide Parent with all cooperation reasonably requested by Parent to assist it in causing the conditions in the Debt Commitment Letters to be satisfied or as is otherwise customary and reasonably requested by Parent in connection with the Debt Financing, including using reasonable best efforts in connection with:

(i)                 participating in a reasonable and limited number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies to the extent customary for the Debt Financing contemplated by the Debt Commitment Letters at times and locations to be mutually agreed and otherwise reasonably cooperating with the marketing efforts of Parent and the Financing Sources with respect to the Debt Financing;

(ii)              assisting Parent and the Financing Sources with the preparation of customary rating agency presentations, bank information memoranda and high-yield offering prospectuses, business projections and pro forma financial statements required in connection with the Debt Financing;

(iii)            assisting Parent in connection with the preparation and registration of (but not executing) any pledge and security documents, supplemental indentures, currency or interest hedging arrangements and other definitive financing documents as may be reasonably requested by Parent or the Financing Sources (including using reasonable best efforts to obtain consents of accountants for use of their reports in any materials relating to the Debt Financing and accountants’ comfort letters, in each case as reasonably requested by Parent), and otherwise reasonably cooperating with Parent in facilitating the pledging of collateral and the granting of security interests required by the Debt Commitment Letters, it being understood that such documents will not take effect until the Effective Time;

(iv)             cooperating with Parent to obtain customary and reasonable corporate and facilities ratings, consents, landlord waivers and estoppels, non-disturbance agreements, legal opinions, surveys and title insurance as reasonably requested by Parent;

(v)               reasonably facilitating the pledging or the reaffirmation of the pledge of collateral (including obtaining and delivering any pay-off letters and other cooperation in connection with the repayment or other retirement of existing Indebtedness and the release and termination of any and all related liens) to the extent required by the Debt Commitment Letters, on or prior to the Closing Date;

(vi)             taking all corporate and other actions, subject to the occurrence of the Closing, reasonably requested by Parent to (A) permit the consummation of the Debt Financing (including distributing the proceeds of the Debt Financing, if any, obtained by any Subsidiary of the Company to the Surviving Corporation); and (B) cause the direct borrowing or incurrence of all of the proceeds of the Debt Financing by the Surviving Corporation or any of its Subsidiaries concurrently with or immediately following the Effective Time (including a customary certificate of an officer of the Company with respect to solvency matters); and

(vii)          furnishing Parent and the Financing Sources promptly, and in any event at least three Business Days prior to the Closing Date, with all necessary documentation and information required by regulatory authorities pursuant to applicable “know your customer” and anti-money laundering rules and regulations to the extent requested at least 10 Business Days prior to the expected Closing.

(b)               Obligations of the Company. Nothing in this Section 6.6 will require the Company or any of its Subsidiaries to (i) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent; (ii) cause any condition set forth in Article VII to fail to be satisfied; (iii) enter into any definitive agreement, certificate, agreement, arrangement, document or instrument prior to the Effective Time; (iv) give any indemnities that are effective prior to the Effective Time; or (v) take any action that, in the good faith determination of the Company, would unreasonably interfere with the conduct of the business of the Company and its Subsidiaries, breach any confidentiality obligations of the Company or any of its Subsidiaries. In addition, no action, liability or obligation of the Company, any of its Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Debt Financing will be effective until the Effective Time, and neither the Company nor any of its Subsidiaries will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument that is not contingent on the occurrence of the Closing or that must be effective prior to the Effective Time. Nothing in this Section 6.6 will require (A) any Representative of the Company or any of its Subsidiaries to deliver any certificate or opinion or take any other action under this Section 6.6 that could reasonably be expected to result in personal liability to such Representative; or (B) the Company Board (or the Company Special Committee) to approve any financing or Contracts related thereto prior to the Effective Time.

(c)               Use of Logos. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing so long as such logos (i) are used solely in a manner that is not intended to, or reasonably likely to, harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries; and (ii) are used solely in connection with a description of the Company or any of its Subsidiaries, its or their respective businesses and products or the Transaction.

(d)               Confidentiality. All non-public or other confidential information provided by the Company, its Subsidiaries or any of their respective Representatives pursuant to this Agreement shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Merger Sub will be permitted to disclose such information to any financing sources or prospective financing sources and other financial institutions and investors that are or may become parties to the Debt Financing and to any underwriters, initial purchasers or placement agents in connection with the Debt Financing (and, in each case, to their respective Representatives) so long as such Persons (i) agree to be bound by the Confidentiality Agreement as if parties thereto; or (ii) are otherwise subject to other customary confidentiality undertakings.

(e)               Reimbursement. Promptly upon request by the Company following termination of this Agreement pursuant to Section 8.1, Parent shall reimburse the Company for any reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees) incurred by the Company, its Subsidiaries or any of their respective Representatives in connection with the cooperation or obligations of the Company, its Subsidiaries and their respective Representatives contemplated by this Section 6.6.

(f)                Indemnification. The Company, its Subsidiaries and their respective Representatives shall be indemnified and held harmless by Parent and Merger Sub from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with their cooperation in arranging the Debt Financing pursuant to this Agreement or the provision of information utilized in connection therewith (other than arising from (i) historical financial information related to the Company and its Subsidiaries provided expressly for use in connection with the Debt Financing, or (ii) the gross negligence, fraud, willful misconduct, intentional misrepresentation or intentional breach of this Agreement by the Company, its Subsidiaries or any of their respective Representatives). Parent’s obligations pursuant to Section 6.6(e) and this Section 6.6(f) are referred to collectively as the “Reimbursement Obligations.”

6.7              Anti-Takeover Laws. The Company, the Company Board (or a committee thereof) and Parent shall (a) take all reasonable actions within their power to ensure that no “anti-takeover” statute or similar statute or regulation is or becomes applicable to the Transaction and (b) if any “anti-takeover” statute or similar statute or regulation becomes applicable to the Transaction, take all reasonable actions within their power to ensure that the Transaction may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Transaction.

6.8              Access. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall afford Parent and its Representatives reasonable access, consistent with applicable Law, during normal business hours, upon reasonable advance notice provided in writing to the General Counsel of the Company, or another Person designated in writing by the Company, to the properties, books and records and personnel of the Company and its Subsidiaries, except that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable Law or Contract requires the Company to restrict or otherwise prohibit access to such documents or information; (b) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; (c) access to a Contract to which the Company or any of its Subsidiaries is a party or otherwise bound as of the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business would violate or cause a default pursuant to, or give a third Person the right terminate or accelerate the rights pursuant to, such Contract; (d) access would result in the disclosure of any trade secrets (including any source code) of the Company, any of the Subsidiaries of the Company or any third Persons; or (e) such documents or information are reasonably pertinent to any adverse Legal Proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand; provided that in each case described in clauses (a) through (d) the Company shall cooperate with Parent and use its commercially reasonable efforts to develop alternative methods of providing such information in a manner that would not result in any violation, default, prejudice or loss of privilege. Nothing in this Section 6.8 will be construed to require the Company, any of its Subsidiaries or any of their respective Representatives to prepare any reports, analyses, appraisals, opinions or other information. Any investigation conducted pursuant to the access contemplated by this Section 6.8 shall be conducted in a manner that (i) does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by Representatives of the Company or any of its Subsidiaries of their normal duties or (ii) create a risk of damage or destruction to any property or assets of the Company or its Subsidiaries. Any access to the properties of the Company and its Subsidiaries will be subject to the Company’s reasonable security measures and insurance requirements and will not include the right to perform invasive or other testing or sampling of any environmental media. The terms and conditions of the Confidentiality Agreement will apply to any information obtained by Parent, Merger Sub or any of their respective Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 6.8.

6.9              Section 16(b) Exemption. Prior to the Effective Time, the Company shall be permitted to take all such actions as may be reasonably necessary or advisable hereto to cause the Transaction, and any dispositions of equity securities of the Company (including derivative securities) in connection with the Transaction by each Person that is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

6.10          Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a)               Indemnified Persons. The Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) honor and fulfill, in all respects, the obligations of the Company and its Subsidiaries pursuant to any indemnification agreements between the Company and any of its Subsidiaries or Affiliates, on the one hand, and any of their respective current or former directors, officers, employees or agents (and any person who becomes a director, officer, employee or agent of the Company or any of its Subsidiaries prior to the Effective Time), on the other hand (each, together with such Person’s heirs, executors and administrators, an “Indemnified Person” and, collectively, the “Indemnified Persons”) in effect on the date of this Agreement and made available to Parent. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause the Organizational Documents of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the Organizational Documents of the Subsidiaries of the Company, as of the date of this Agreement. During such six-year period, such provisions may not be repealed, amended or otherwise modified in any manner except as required by applicable Law.

(b)               Indemnification Obligation. Without limiting the generality of the provisions of Section 6.10(a), during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) indemnify and hold harmless, to the fullest extent permitted by applicable Law or pursuant to any indemnification agreements with the Company and any of its Subsidiaries or Affiliates in effect on the date of this Agreement, each Indemnified Person from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, penalties, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, whenever asserted, to the extent that such Legal Proceeding arises, directly or indirectly, out of, or pertains, directly or indirectly, to, (i) the fact that an Indemnified Person is or was a director, officer, employee or agent of the Company or such Subsidiary or Affiliate; and (ii) any action or omission, or alleged action or omission occurring at or prior to the Effective Time (including in connection with the approval of this Agreement and the consummation of the Transaction), in such Indemnified Person’s capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries or other Affiliates, or taken at the request of the Company or such Subsidiary or Affiliate, including in connection with serving at the request of the Company or such Subsidiary or Affiliate as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan), except that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification pursuant to this Section 6.10(b), then the claim asserted in such notice will survive the sixth anniversary of the Effective Time until such claim is fully and finally resolved. In the event of any such Legal Proceeding, the Surviving Corporation shall advance all fees and expenses (including fees and expenses of any counsel) as incurred by an Indemnified Person in the defense of such Legal Proceeding; provided that the person to whom expenses are advanced provides an undertaking to repay such expenses if it is ultimately determined that such Person is not entitled to indemnification, and only to the extent required by applicable Law, the Charter, the Bylaws or other applicable Organizational Documents of the Subsidiaries of the Company or applicable indemnification agreements. Notwithstanding anything to the contrary in this Agreement, none of Parent, the Surviving Corporation nor any of their respective Affiliates will settle or otherwise compromise or consent to the entry of any judgment with respect to, or otherwise seek the termination of, any Legal Proceeding for which indemnification may be sought by an Indemnified Person pursuant to this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such Legal Proceeding. Any determination required to be made with respect to whether the conduct of any Indemnified Person complies or complied with any applicable standard will be made by independent legal counsel selected by the Surviving Corporation (which counsel will be reasonably acceptable to such Indemnified Person), the fees and expenses of which will be paid by the Surviving Corporation.

(c)               D&O Insurance. During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are no less favorable than those of the D&O Insurance. In satisfying its obligations pursuant to this Section 6.10(c), the Surviving Corporation shall not be obligated to pay annual premiums in excess of 200% of the amount paid by the Company for coverage for its last full fiscal year (such 200% amount, the “Maximum Annual Premium”). If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, then the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier. Prior to the Effective Time, the Company may purchase a prepaid “tail” policy with respect to the D&O Insurance from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier so long as the annual cost for such “tail” policy does not exceed the Maximum Annual Premium. If the Company elects to purchase such a “tail” policy prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and continue to honor its obligations thereunder for so long as such “tail” policy is in full force and effect and the Surviving Corporation and Parent will be relieved of their obligations under the first sentence of this Section 6.10(c). If the Company is unable to obtain the “tail” policy and Parent or the Surviving Corporation are unable to obtain the insurance described in this Section 6.10(c) for an amount less than or equal to the Maximum Annual Premium, Parent shall cause the Surviving Corporation to instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Annual Premium.

(d)               Successors and Assigns. If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidate with or merge into any other Person and not be the continuing or surviving corporation or entity in such consolidation or merger; or (ii) transfer or convey all or substantially all of its properties and assets to any Person, then proper provisions will be made so that the successors and assigns of Parent, the Surviving Corporation or any of their respective successors or assigns will assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.10.

(e)               No Impairment. The obligations set forth in this Section 6.10 may not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other Person who is a beneficiary pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.10(c) (and their heirs and representatives)) without the prior written consent of such affected Indemnified Person or other Person. Each of the Indemnified Persons or other Persons who are beneficiaries pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.10(c) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 6.10, with full rights of enforcement as if such Indemnified Persons or other Persons were a party to this Agreement. The rights of the Indemnified Persons (and other Persons who are beneficiaries pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.10(c) (and their heirs and representatives)) pursuant to this Section 6.10 will be in addition to, and not in substitution for, any other rights that such Persons may have pursuant to (i) Organizational Documents of the Company; (ii) the Organizational Documents of the Subsidiaries of the Company; (iii) any and all indemnification agreements entered into with the Company or any of its Subsidiaries; or (iv) applicable Law (whether at Law or in equity).

(f)                Joint and Several Obligations. The obligations of the Surviving Corporation, Parent and their respective Subsidiaries pursuant to this Section 6.10 will be joint and several.

(g)               Other Claims. Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy or indemnification agreement that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.10 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

6.11          Employee Matters.

(a)               Acknowledgement. Parent hereby acknowledges and agrees that a “change of control” (or similar phrase) within the meaning of each of the Employee Plans, as applicable, will occur as of the Effective Time.

(b)               Existing Arrangements. If requested by Parent at least five (5) Business Days prior to the Effective Time, the Company shall or shall cause its Subsidiaries to adopt written resolutions approved in advance in writing by Parent’s legal counsel (a copy of which shall be delivered to Parent at the Closing) to terminate any Employee Plans that contain a cash or deferred arrangement within the meaning of Section 401(k) of the Code (“Company 401(k) Plan”) effective at least the day prior to the day on which the Effective Time occurs (but contingent upon the Closing). In the event of such Parent direction to terminate such Company 401(k) Plan, Parent shall, or cause the Surviving Corporation to, effective within two (2) Business Days following the Effective Time, make available a replacement 401(k) plan for employees who were actively participating in the Company 401(k) Plan and cause such plan to accept direct rollovers from the Company 401(k) Plan, as directed by such employees. From and after the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) honor all of the Employee Plans not so terminated in accordance with their terms as in effect immediately prior to the Effective Time. Notwithstanding the foregoing, and except as otherwise set forth in this Section 6.11, nothing will prohibit the Surviving Corporation from amending or terminating any such Employee Plans in accordance with their terms or if otherwise required pursuant to applicable Law.

(c)               Employment; Benefits. For a period of one year following the Effective Time or, if earlier, their termination of employment or other service (the “Continuation Period”), the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) provide compensation benefits to each Continuing Employee that, taken as a whole, are no less favorable in the aggregate than the compensation benefits (but excluding equity-based, defined benefit, and retiree welfare benefits or compensation) provided to such Continuing Employee immediately prior to the Effective Time under the Employee Plans (“Comparable Plans”). In each case, and without limiting the foregoing, base salary or base wage rate, and annual target cash incentive compensation opportunity will not be decreased below levels in effect immediately prior to the Effective Time during the Continuation Period for any Continuing Employee employed during that period. During the Continuation Period, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) provide severance benefits to eligible employees in accordance with the Company’s Employee Plans as in effect on the date of this Agreement.

(d)               New Plans. To the extent that a Company Plan or Comparable Plan is made available to any Continuing Employee at or after the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause to be granted to such Continuing Employee credit for all service with the Company and its Subsidiaries prior to the Effective Time for purposes of eligibility to participate and vesting where length of service is relevant (including for purposes of vacation accrual and severance entitlement), except that such service need not be credited to the extent that it would result in duplication of coverage or benefits for the same period of service where prior service credit is not awarded to similarly situated employees, or under any equity-based, defined benefit, or retiree welfare benefits or compensation). In addition, and without limiting the generality of the foregoing, (i) each Continuing Employee will be immediately eligible to participate, without any waiting period, in any and all employee benefit plans sponsored by the Surviving Corporation and its Subsidiaries (other than the Company Plans) (such plans, the “New Plans”) to the extent that coverage pursuant to any such New Plan replaces coverage pursuant to a corresponding Company Plan in which such Continuing Employee participates immediately before the Effective Time (such plans, the “Old Plans”) to the extent the Continuing Employee had previously satisfied the requirements to participate in such comparable Old Plan; (ii) for purposes of each New Plan providing life insurance, medical, dental, pharmaceutical, vision or disability benefits to any Continuing Employee, the Surviving Corporation and its Subsidiaries shall use commercially reasonable efforts to cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents to the extent waived or satisfied under any comparable Old Plan, and the Surviving Corporation and its Subsidiaries shall use commercially reasonable efforts to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date that such Continuing Employee’s participation in the corresponding New Plan begins to be given full credit pursuant to such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan; and (iii) the Surviving Corporation and its Subsidiaries shall credit the accounts of such Continuing Employees pursuant to any New Plan that is a flexible spending plan with any unused balance in the account of any such Continuing Employee under an Old Plan that was a flexible spending plan.

(e)               2019 Management Incentive Plan. Parent will assume the Company’s 2019 Management Incentive Plan and all annual incentive bonus opportunities thereunder as of the Effective Time. Following the Effective Time Parent will maintain the Company’s 2019 Management Incentive Plan in accordance with its terms on the date hereof and will pay or provide to each participating employee following the Effective Time a bonus in respect of calendar year 2019, if earned, as in accordance with the Company’s 2019 Management Incentive Plan in a manner that is consistent with the Company’s past practice.

(f)                No Third Party Beneficiary Rights. Notwithstanding anything to the contrary in this Agreement, this Section 6.11 will not be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries to terminate any Continuing Employee; (ii) subject to the limitations and requirements specifically set forth in this Section 6.11, require Parent, the Surviving Corporation or any of their respective Subsidiaries to continue any Company Plan or prevent the amendment, modification or termination thereof after the Effective Time; or (iii) create any third party beneficiary rights in any Continuing Employee (or beneficiary or dependent thereof).

6.12          Company ESPP. The Company shall take such actions as necessary to (i) provide that (x) no new Exercise Period under the Company ESPP shall commence after the date of this Agreement, and no individual participating in, or eligible to participate in, the Company ESPP shall be permitted (A) to increase the rate of his or her payroll deductions thereunder from the rate in effect on the date of this Agreement or to commence new contributions or (B) to make other non-payroll contributions to the Company ESPP on or following the date of this Agreement and (ii) terminate the Company ESPP, and all outstanding rights thereunder as of immediately prior to the Effective Time, effective at or prior to the Effective Time.

6.13          Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations pursuant to this Agreement and to consummate the Transaction upon the terms and subject to the conditions set forth in this Agreement. Parent and Merger Sub shall be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement.

6.14          Public Statements and Disclosure. The initial press release concerning this Agreement and the Transaction will be a joint press release reasonably acceptable to the Company and Parent. Thereafter, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall use their respective reasonable best efforts to consult with the other Parties before (a) participating in any media interviews; (b) engaging in any meetings or calls with analysts, institutional investors or other similar Persons; (c) providing or making any statements that are public or are reasonably likely to become public; or (d) making any filings with any third Person or Governmental Authority (including any national securities exchange or interdealer quotation service), in any such case to the extent relating to this Agreement or the Transaction, except that the Company will not be obligated to engage in such consultation with respect to communications that are (i) required by applicable Law or stock exchange rule or listing agreement; (ii) principally directed to employees, suppliers, customers, partners or vendors; or (iii) not inconsistent with public statements previously made in accordance with this Section 6.14. Notwithstanding anything herein to the contrary, the restrictions set forth in this Section 6.14 will not apply to any release or public statement made, or proposed to be made, by the Company in accordance with Section 5.3 or in connection with any dispute between the Parties regarding this Agreement or the Transaction.

6.15          Transaction Litigation. Prior to the Effective Time, each Party shall provide the other Parties with prompt notice of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) and keep such other Parties reasonably informed with respect to the status thereof. Each Party shall (a) give the other Parties the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation; and (b) consult with the other Parties with respect to the defense, settlement and prosecution of any Transaction Litigation. No Party may compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any Transaction Litigation unless the other Parties have consented thereto in writing (which consent shall not be unreasonably withheld, conditioned or delayed). For purposes of this Section 6.15, “participate” means that each Party (i) will be kept apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation by the Party receiving notice of Transaction Litigation (to the extent that the attorney-client privilege between such Party and its counsel is not undermined or otherwise affected), and (ii) may offer comments or suggestions with respect to such Transaction Litigation but will not be afforded any decision-making power or other authority over such Transaction Litigation, except for the settlement or compromise consent set forth above.

6.16          Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of the NYSE to cause (a) the delisting of the Company Common Stock from the NYSE as promptly as practicable after the Effective Time and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

6.17          Additional Agreements. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Company or Merger Sub, then the proper officers and directors of each Party shall use their reasonable best efforts to take such action.

6.18          No Exclusive Arrangements. Prior to the Effective Time, none of Parent, Merger Sub or any of their respective Affiliates shall enter into any Contract, arrangement or understanding prohibiting or seeking to prohibit any bank, investment bank or other potential provider of debt or equity financing from providing or seeking to provide debt or equity financing or financial advisory services to any Person in connection with a transaction relating to the Company or any of its Subsidiaries or in connection with the Transaction.

6.19          Stockholder and Management Agreements. Prior to the Effective Time, none of Parent, Merger Sub or any of their respective Affiliates shall be a party to any Contract, or authorize, make or enter into, or commit or agree to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder, director, officer, employee or other Affiliate of the Company (other than arrangements between Parent and Vintage) or any of its Subsidiaries pursuant to which (i) any holder of Company Common Stock would be entitled to receive consideration of a different amount or nature than the Per Share Price in respect of such holder’s shares of Company Common Stock or (ii) any holder of Company Common Stock has agreed to approve this Agreement or vote against any Superior Proposal.

6.20          Financial Statements. Prior to the Closing, the Company shall use commercially reasonable efforts to provide Parent with such financial information that is reasonably requested by Parent to facilitate compliance by Parent with applicable law and rules and regulations promulgated by the SEC, including using commercially reasonable efforts to furnish historical financial information and financial information for the Company and its Subsidiaries of the type that will be required by Rule 3-05 and Article XI of Regulation S-X in the Form 8-K to be filed by Parent upon the closing of the Transaction, and to reasonably assist Parent in connection with Parent’s preparation of pro forma and projected financial information to the extent relating to the Company and its Subsidiaries, and including without limitation in connection with any filing of a Form S-1 or Form S-3 Registration Statement, or a Schedule TO (or any amendments thereto) with the SEC, prior to the Closing. In connection with any such SEC filing or any offering conducted pursuant any such registration statement prior to the Closing, the Company shall use its commercially reasonable efforts to cause the Company’s independent accountants to cooperate with Parent in a manner consistent with customary practice and to participate in customary auditor due diligence calls and provide customary accountants’ “comfort letters” (including customary “negative assurances”) and customary consents to the inclusion of audit reports if historical financial statements or other financial information of the Company are included in any such SEC filing or offering documents.

6.21          Parent Actions. Parent agrees to take the actions set forth on Schedule 6.21 of the Parent Disclosure Schedule.

Article VII
CONDITIONS TO THE MERGER

7.1              Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable Law) prior to the Effective Time of each of the following conditions:

(a)               Requisite Stockholder Approval. The Company’s receipt of the Requisite Stockholder Approval at the Company Stockholder Meeting.

(b)               Antitrust Laws. The waiting periods (and any extensions thereof) applicable to the Merger pursuant to the HSR Act will have expired or otherwise been terminated.

(c)               No Prohibitive Laws or Injunctions. No Law or injunction (whether temporary, preliminary or permanent) enacted or issued by any Governmental Authority of competent jurisdiction prohibiting or otherwise making illegal the consummation of the Merger shall have been enacted, entered, promulgated or enforced and be continuing in effect (any such Law or injunction, a “Legal Restraint”).

7.2              Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger will be subject to the satisfaction or waiver (where permissible pursuant to applicable Law) prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by Parent:

(a)               Representations and Warranties.

(i)                 Other than the representations and warranties listed in Sections 7.2(a)(ii) or 7.2(a)(iii), the representations and warranties of the Company set forth in this Agreement will be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of such earlier date), except for such failures to be so true and correct that, individually or in the aggregate, would not have, or would not reasonably be expected to have, a Company Material Adverse Effect.

(ii)              The representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3(c), Section 3.4, Section 3.7(a), Section 3.7(b), Section 3.7(c) and Section 3.26 that (A) are not qualified by Company Material Adverse Effect or other materiality qualifiers will be true and correct in all material respects as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all material respects as of such earlier date); and (B) that are qualified by Company Material Adverse Effect or other materiality qualifiers will be true and correct in all respects as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all respects as of such date).

(iii)            The representations and warranties set forth in Section 3.12(b) will be true and correct in all respects as of the Closing Date as if made at and as of the Closing Date.

(b)               Performance of Obligations of the Company. The Company will have performed and complied in all material respects with the covenants, obligations and conditions of this Agreement required to be performed and complied with by it at or prior to the Closing.

(c)               Officer’s Certificate. Parent and Merger Sub will have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized executive officer thereof, certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d)               Company Material Adverse Effect. Since the date of this Agreement, no Company Material Adverse Effect will have occurred and be continuing.

7.3              Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable Law) prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by the Company:

(a)               Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement will be true and correct as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be so true and correct as of such earlier date), except for any failure to be so true and correct that would not, individually or in the aggregate, prevent or materially delay the consummation of the Merger or the ability of Parent and Merger Sub to perform their respective covenants and obligations pursuant to this Agreement.

(b)               Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub will have performed and complied in all material respects with the covenants, obligations and conditions of this Agreement required to be performed and complied with by Parent and Merger Sub at or prior to the Closing.

(c)               Officer’s Certificate. The Company will have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

Article VIII
TERMINATION

8.1              Termination. This Agreement may be terminated only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a)               at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) by mutual written agreement of Parent and the Company;

(b)               by either Parent or the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval), if a Legal Restraint is in effect that has become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b) will not be available to any Party (i) that has failed to use its reasonable best efforts to resist, appeal, obtain consent pursuant to, resolve or lift, as applicable, such Legal Restraint or (ii) if such Legal Restraint was primarily caused by, or primarily resulted from, such Party’s breach of, or failure to perform or comply with, any of its covenants or agreements hereunder;

(c)               by either Parent or the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) if the Effective Time has not occurred by 11:59 p.m. on May 7, 2020 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) will not be available to any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the primary cause of, or primarily resulted in, either (i) the failure to satisfy the conditions to the obligations of the terminating Party to consummate the Merger set forth in Article VII prior to the Termination Date; or (ii) the failure of the Effective Time to have occurred prior to the Termination Date;

(d)               by either Parent or the Company, at any time prior to the Effective Time, if the Company fails to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting (or any adjournment or postponement thereof) at which a vote is taken on the Merger; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(d) will not be available to any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the cause of, or resulted in, the failure to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting (or any adjournment or postponement thereof);

(e)               by Parent, if the Company has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.1 or Section 7.2, except that if such breach is capable of being cured by the Termination Date, Parent will not be entitled to terminate this Agreement pursuant to this Section 8.1(e) prior to the delivery by Parent to the Company of written notice of such breach, delivered at least 30 days prior to such termination, stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(e) and the basis for such termination, it being understood that Parent will not be entitled to terminate this Agreement if such breach has been cured prior to the end of such 30-day period (to the extent capable of being cured); provided, however, that Parent is not then in material breach of this Agreement so as to cause any of the conditions set forth in Section 7.3(a) or Section 7.3(b) not to be capable of being satisfied;

(f)                by Parent, if at any time the Company Board (or the Company Special Committee) has effected a Company Board Recommendation Change;

(g)               by the Company, if Parent or Merger Sub has breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.1 or Section 7.3, except that if such breach is capable of being cured by the Termination Date, the Company will not be entitled to terminate this Agreement pursuant to this Section 8.1(g) prior to the delivery by the Company to Parent of written notice of such breach, delivered at least 30 days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(g) and the basis for such termination, it being understood that the Company will not be entitled to terminate this Agreement if such breach has been cured prior to the end of such 30-day period (to the extent capable of being cured); provided, however, that the Company is not then in material breach of this Agreement so as to cause any of the conditions set forth in Section 7.2(a) or Section 7.2(b) not to be capable of being satisfied;

(h)               by the Company, at any time prior to receiving the Requisite Stockholder Approval if (i) the Company has received a Superior Proposal; (ii) the Company Board (or the Company Special Committee) has authorized the Company to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal; and (iii) concurrently with such termination the Company pays the Company Termination Fee due to Parent in accordance with Section 8.3(b); or

(i)                 by the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval), if (i) all of the conditions set forth in Section 7.1 and Section 7.2 have been and continue to be satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or waived; (ii) the Company has irrevocably notified Parent in writing five Business Days prior to such termination that (A) the Company is ready, willing and able to consummate the Closing, and (B) all conditions set forth in Section 7.3 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or that the Company is irrevocably waiving any unsatisfied conditions set forth in Section 7.3; (iii) the Company has given Parent written notice at least one Business Day prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(i) if Parent and Merger Sub fail to consummate the Closing on the date required pursuant to Section 2.3; and (iv) Parent and Merger Sub fail to consummate the Closing within two Business Days from the date required pursuant to Section 2.3.

8.2              Manner and Notice of Termination; Effect of Termination.

(a)               Manner of Termination. The Party terminating this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a)) shall deliver prompt written notice thereof to the other Parties setting forth in reasonable detail the provision of Section 8.1 pursuant to which this Agreement is being terminated.

(b)               Effect of Termination. Any termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement will be of no further force or effect without liability of any Party (or any partner, member, stockholder, Affiliate, agent or Representative of such Party) to the other Parties, as applicable, except that Section 6.6(d), Section 6.6(e), Section 6.6(f), Section 6.14, this Section 8.2, Section 8.3 and Article IX will each survive the termination of this Agreement. Notwithstanding the foregoing, except as otherwise provided in Section 8.3(f) (including the limitations on liability contained therein), nothing in this Agreement will relieve any Party from any liability for any Willful and Material Breach of this Agreement by such Party prior to the termination of this Agreement. In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.

8.3              Fees and Expenses.

(a)               General. Except as set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transaction will be paid by the Party incurring such fees and expenses whether or not the Transaction is consummated.

(b)               Company Payments.

(i)                 If (A) this Agreement is terminated pursuant to Section 8.1(c), Section 8.1(d) or Section 8.1(e); (B) following the execution and delivery of this Agreement and prior to such termination of this Agreement an Acquisition Proposal for an Acquisition Transaction has been publicly announced and not publicly withdrawn or otherwise abandoned; and (C) within twelve months following such termination of this Agreement, either an Acquisition Transaction is consummated or the Company enters into a definitive agreement providing for the consummation of an Acquisition Transaction and such Acquisition Transaction is subsequently consummated, then the Company shall promptly (and in any event within three Business Days after such consummation) pay, or cause to be paid, to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent. For purposes of this Section 8.3(b)(i), all references to “15%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

(ii)              If this Agreement is terminated pursuant to Section 8.1(f), then the Company shall promptly (and in any event within three Business Days following such termination) pay, or cause to be paid, to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(iii)            If this Agreement is terminated pursuant to Section 8.1(h), then the Company shall concurrently with such termination pay, or cause to be paid, to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(c)               Parent Payments. If this Agreement is terminated pursuant to Section 8.1(g) or Section 8.1(i), or by either Party pursuant to Section 8.1(c) and at the time of such termination the Company could have terminated this Agreement pursuant to Section 8.1(g) or Section 8.1(i), then Parent shall promptly (and in any event within three Business Days following such termination) pay, or cause to be paid, to the Company an amount equal to $11,340,000 (the “Parent Termination Fee”) by wire transfer of immediately available funds to an account or accounts designated in writing by the Company.

(d)               Single Payment Only. The Parties acknowledge and agree that in no event will the Company or Parent be required to pay the Company Termination Fee or the Parent Termination Fee, as applicable, on more than one occasion, whether or not the Company Termination Fee or the Parent Termination Fee, as applicable, may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(e)               Payments; Default. The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the Transaction, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if the Company fails to promptly pay any amount due pursuant to Section 8.3(b) or Parent fails to promptly pay any amounts due pursuant to Section 8.3(c) and, in order to obtain such payment, Parent, on the one hand, or the Company, on the other hand, commences a Legal Proceeding that results in a judgment against the Company for the amount due pursuant to Section 8.3(b) or any portion thereof or a judgment against Parent for the amount due pursuant to Section 8.3(c) or any portion thereof, as applicable, the Company shall pay to Parent or Parent shall pay to the Company, as the case may be, its out-of-pocket costs and expenses (including attorneys’ fees) in connection with such Legal Proceeding, together with interest on such amount or portion thereof at the prime rate as published in The Wall Street Journal in effect on the date that such payment or portion thereof was required to be made through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable Law.

(f)                Sole Remedy.

(i)                 The Company’s receipt of the Parent Termination Fee to the extent owed pursuant to Section 8.3(c), the Company’s receipt of payments to the extent owed by Parent pursuant to Section 8.3(e), the Company’s right to enforce its rights under the Confidentiality Agreement, the Reimbursement Obligations, the Company’s right to specific performance pursuant to Section 9.8 and the Company’s right to seek damages for a Willful and Material Breach will be the sole and exclusive remedies of the Company against (A) Parent or Merger Sub; (B) the former, current and future holders of any equity, controlling persons, agents, Affiliates (other than Parent or Merger Sub), Representatives, members, managers, general or limited partners, stockholders and assignees of each of Parent and Merger Sub (collectively, the “Parent Related Parties”); and (C) the Financing Sources in respect of this Agreement, the Transaction, any agreement executed in connection herewith (including the Financing Letters) or the transactions contemplated hereby and thereby, including the Debt Financing, and upon payment of such amounts, none of the Parent Related Parties or, for the avoidance of doubt, the Financing Sources, will have any further liability or obligation to the Company relating to or arising out of this Agreement, the Transaction, any agreement executed in connection herewith (including the Financing Letters) or the transactions contemplated thereby (except that the Parties (or their Affiliates) will remain obligated with respect to, and the Company and its Subsidiaries may be entitled to remedies with respect to, the Confidentiality Agreement, Section 8.2 and Section 8.3(a), as applicable). For the avoidance of doubt, if the Company elects to terminate this Agreement and receive payment of the Parent Termination Fee, other than the right to receive payment of the Parent Termination Fee, any payments to the extent owed by Parent pursuant to Section 8.3(e), and payment of the Reimbursement Obligations, the Company shall not be entitled to any monetary damages or other monetary remedies for any losses, damages or liabilities suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder. Notwithstanding anything to the contrary herein, the Company, on behalf of itself and the Company Related Parties, hereby acknowledges that none of the Financing Sources (and/or any of their Affiliates and/or their or their Affiliates’ officers, directors, employees, controlling persons, advisors, agents, attorneys or representatives) shall have any liability to the Company or any Company Related Party under this Agreement or for any claim made by the Company or any Company Related Party based on, in respect of, or by reason of, the transactions contemplated hereby, including, but not limited to, any dispute relating to, or arising from, the Debt Financing, the Financing Letters or the performance thereof; provided that the foregoing shall not limit the rights and/or remedies of Parent or Merger Sub or any Parent Related Party in respect of the Debt Financing under the Debt Commitment Letters.

(ii)              Parent’s receipt of the Company Termination Fee to the extent owed pursuant to Section 8.3(b), Parent’s receipt of payments to the extent owed by the Company pursuant to Section 8.3(e), Parent’s right to specific performance pursuant to Section 9.8 and Parent’s right to seek damages for a Willful and Material Breach will be the sole and exclusive remedies of Parent and Merger Sub and each of their respective Affiliates against (A) the Company, its Subsidiaries and each of their respective Affiliates; and (B) the former, current and future holders of any equity, controlling persons, agents, Affiliates, Representatives, members, managers, general or limited partners, stockholders and assignees of each of the Company, its Subsidiaries and each of their respective Affiliates (collectively, the “Company Related Parties”) in respect of this Agreement, the Transaction, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, and upon payment of such amount, none of the Company Related Parties will have any further liability or obligation to Parent or Merger Sub relating to or arising out of this Agreement, the Transaction, any agreement executed in connection herewith or the transactions contemplated hereby and thereby (except that the Parties (or their Affiliates) will remain obligated with respect to, and the Company and its Subsidiaries may be entitled to remedies with respect to, the Confidentiality Agreement, Section 8.2 and Section 8.3(a), as applicable).

Article IX
GENERAL PROVISIONS

9.1              Survival of Representations, Warranties and Covenants. The representations, warranties, covenants and agreements of the Company, Parent and Merger Sub contained in this Agreement or in any certificate delivered pursuant to this Agreement will terminate at the Effective Time, except that any covenants or agreements that by their terms survive the Effective Time will survive the Effective Time in accordance with their respective terms.

9.2              Notices. All notices and other communications hereunder will be in writing and will be deemed to have been duly delivered and received hereunder (i) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; or (iii) immediately upon delivery by hand or, if by e-mail, upon written or electronic confirmation of receipt, in each case to the intended recipient as set forth below:

(a)               if to Parent or Merger Sub to:

Liberty Tax, Inc.
1716 Corporate Landing Parkway
Virginia Beach, Virginia 23454
Attn: Michael S. Piper
E-mail: msp@libtax.com

with a copy (which will not constitute notice) to:

Troutman Sanders LLP
875 Third Avenue
New York, NY 10022
Attn: Steven Khadavi

David W. Ghegan
E-mail: steven.khadavi@troutman.com

david.ghegan@troutman.com

(b)               if to the Company (prior to the Effective Time) to:

Vitamin Shoppe, Inc.
300 Harmon Meadow Blvd.
Secaucus, New Jersey 07094
Attn: David M. Kastin
E-mail: David.Kastin@vitaminshoppe.com

with a copy (which will not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attn: Michael P. Brueck, P.C.
Shaun J. Mathew
E-mail: michael.brueck@kirkland.com
shaun.mathew@kirkland.com

Any notice received at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address or e-mail address through a notice given in accordance with this Section 9.2, except that that notice of any change to the address or any of the other details specified in or pursuant to this Section 9.2 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (A) specified in such notice; or (B) that is five Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.

9.3              Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder, by operation of Law or otherwise, without the prior written approval of the other Parties, except that Parent will have the right to assign all or a portion of its rights and obligations pursuant to this Agreement from and after the Effective Time (a) in connection with a merger or consolidation involving Parent or other disposition of all or substantially all of the assets of Parent or the Surviving Corporation; or (b) to any Debt Financing Source pursuant to the terms of the Debt Financing for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing, it being understood that, in each case, such assignment will not (i) relieve Parent or Merger sub of any of its respective obligations under this Agreement; (ii) affect the obligations of the parties (including Debt Financing Sources) to the Financing Letters; or (iii) impede or delay the consummation of the Merger or otherwise materially impede the rights of the holders of Company Common Stock, Company RSUs, Company PSUs, Company Restricted Stock and Company Options pursuant to this Agreement. Subject to the preceding sentence, this Agreement will be binding upon and will inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns. No assignment by any Party will relieve such Party of any of its obligations hereunder. Any purported assignment of this Agreement without the consent required by this Section 9.3 will be null and void.

9.4              Confidentiality. Parent, Merger Sub and the Company hereby acknowledge that Parent and the Company have previously executed a letter agreement, dated July 31, 2019 (the “Confidentiality Agreement”), that will continue in full force and effect in accordance with its terms. Each of Parent, Merger Sub and their respective Representatives shall hold and treat all documents and information concerning the Company and its Subsidiaries furnished or made available to Parent, Merger Sub or their respective Representatives in connection with the Transaction in accordance with the Confidentiality Agreement. By executing this Agreement, each of Parent and Merger Sub agree to be bound by, and to cause their Representatives to be bound by, the terms and conditions of the Confidentiality Agreement as if they were parties thereto.

9.5              Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Confidentiality Agreement, the Company Disclosure Letter and the Financing Letters, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement will (a) not be superseded; (b) survive any termination of this Agreement; and (c) continue in full force and effect until the earlier to occur of the Effective Time and the date on which the Confidentiality Agreement expires in accordance with its terms or is terminated by the parties thereto.

9.6              Third Party Beneficiaries. Except as set forth in Section 6.10 and this Section 9.6, the Parties agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties in accordance with and subject to the terms of this Agreement. This Agreement is not intended to, and will not, confer upon any other Person any rights or remedies hereunder, except (a) as set forth in or contemplated by Section 6.10; (b) each Parent Related Party shall be an express third-party beneficiary of Section 8.3, Section 9.10, Section 9.11, Section 9.12 and this Section 9.6 (it being understood and agreed that the provisions of such Sections will be enforceable by the Parent Related Parties); and (c) from and after the Effective Time, the rights of the holders of shares of Company Common Stock, Company RSUs, Company PSUs, Company Restricted Stock and Company Options to receive the merger consideration set forth in Article II. The provisions of Section 8.3(f), Section 9.9, Section 9.10(b), Section 9.11, Section 9.15 and this Section 9.6 will inure to the benefit of the Financing Sources and their successors and assigns, each of whom are intended to be third party beneficiaries thereof (it being understood and agreed that the provisions of such Sections will be enforceable by the Financing Sources and their respective successors and assigns).

9.7              Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, or incapable of being enforced under any applicable Law, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.8              Remedies.

(a)               Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. Although the Company may pursue both a grant of specific performance and payment of the Parent Termination Fee, under no circumstances will the Company be permitted or entitled to receive both a grant of specific performance that results in the occurrence of the Closing and payment of the Parent Termination Fee.

(b)               Specific Performance.

(i)                 The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (A) subject to the limitations set forth in Section 8.3(f) and this Section 9.8, the Parties will be entitled, in addition to any other remedy to which they are entitled at Law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof (in each case, other than Parent’s and Merger Sub’s obligation to effect the Closing, which shall be governed exclusively by Section 9.8(b)(ii)); (B) the provisions of Section 8.3 are not intended to and do not adequately compensate the Company, on the one hand, or Parent and Merger Sub, on the other hand, for the harm that would result from a breach of this Agreement, and will not be construed to diminish or otherwise impair in any respect any Party’s right to an injunction, specific performance or other equitable relief; and (C) the right of specific enforcement is an integral part of the Transaction and, without that right, neither the Company nor Parent would have entered into this Agreement. The Parties further agree that (1) by seeking the remedies provided for in this Section 9.8, a Party shall not in any respect waive its right to seek any other form of relief that may be available to such Party under this Agreement; and (2) nothing set forth in this Section 9.8 shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 9.8 prior or as a condition to exercising any termination right under Article VIII (and pursuing damages after such termination), nor shall the commencement of any Legal Proceeding pursuant to this Section 9.8 or anything set forth in this Section 9.8 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter.

(ii)              Notwithstanding Section 9.8(b)(i), it is acknowledged and agreed that the right of the Company to a remedy of specific performance to enforce Parent’s obligation to cause the Equity Financing to be funded and to consummate the Merger will be subject to the requirements that (A) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing); (B) the Debt Financing has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing; (C) Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 2.3; and (D) the Company has irrevocably confirmed in a written notice to Parent that if specific performance is granted and the Equity Financing and Debt Financing are funded, then it would take such actions that are required of it by this Agreement to cause the Closing to occur. In no event will the Company be entitled to enforce or seek to enforce specifically Parent’s obligation to cause the Equity Financing to be funded or to complete the Merger if the Debt Financing has not been funded (or will not be funded at the Closing if the Equity Financing is funded at the Closing).

(iii)            Subject to Section 8.3(f) and this Section 9.8, the Parties agree not to assert in any action for specific performance the defense of adequacy of a remedy at Law. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security.

9.9              Governing Law. This Agreement and all disputes, claims, actions, suits, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, the Transaction or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with the Laws of the State of Delaware, including its statutes of limitations, without giving effect to any choice or conflict of Laws or other rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws or statutes of limitations of any jurisdiction other than the State of Delaware.

9.10          Consent to Jurisdiction.

(a)               General Jurisdiction. Each of the Parties (a) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding relating to the Transaction, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 9.10 will affect the right of any Party to serve legal process in any other manner permitted by applicable Law; (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) (the “Chosen Courts”) in the event that any dispute or controversy arises out of this Agreement, the Transaction or the transactions contemplated hereby and thereby; (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (d) agrees that any Legal Proceeding arising in connection with this Agreement, the Transaction or the transactions contemplated hereby and thereby will be brought, tried and determined only in the Chosen Courts; (e) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (f) agrees that it will not bring any Legal Proceeding relating to this Agreement, the Transaction or the transactions contemplated hereby and thereby in any court other than the Chosen Courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any Legal Proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(b)               Jurisdiction for Financing Sources. Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and irrevocably agree (i) that any Legal Proceeding, whether in Law or in equity, in contract, in tort or otherwise, involving the Financing Sources arising out of, or relating to, the Transaction, the Debt Financing or the performance of services thereunder or related thereto will be subject to the exclusive jurisdiction of any state or federal court sitting in the State of New York in the borough of Manhattan and any appellate court thereof, and each Party submits for itself and its property with respect to any such Legal Proceeding to the exclusive jurisdiction of such court; (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such Legal Proceeding in any other court; (iii) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in any applicable Debt Commitment Letter will be effective service of process against them for any such Legal Proceeding brought in any such court; (iv) to waive and hereby waive, to the fullest extent permitted by Law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Legal Proceeding in any such court; and (v) any such Legal Proceeding will be governed and construed in accordance with the Laws of the State of New York.

9.11          WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER, THE FINANCING LETTERS, THE FINANCING (INCLUDING ANY SUCH LEGAL PROCEEDING INVOLVING FINANCING SOURCES) OR THE OTHER AGREEMENTS TO BE ENTERED INTO IN CONNECTION HEREWITH, AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY. EACH PARTY ACKNOWLEDGES AND AGREES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) IT MAKES THIS WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12          No Recourse. Without limiting Parent’s rights and remedies against the Financing Sources under the Debt Commitment Letters, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and no Parent Related Parties (other than Investor to the extent set forth in the Equity Commitment Letter) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the Transaction or in respect of any oral representations made or alleged to be made in connection herewith.

9.13          Company Disclosure Letter References. The Parties agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter will be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding Section or subsection of this Agreement; and (ii) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (ii) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure.

9.14          Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

9.15          Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company (pursuant to authorized action by the Company Board (or the Company Special Committee)); provided, however, that in the event that the Company has received the Requisite Stockholder Approval, no amendment may be made to this Agreement that requires the approval of the Company Stockholders pursuant to the DGCL without such approval. Notwithstanding anything to the contrary in this Agreement, the provisions relating to the Financing Sources set forth in Section 9.6, Section 9.9, Section 9.10(b), Section 9.11 and this Section 9.15 (and the defined terms used therein) may not be amended, modified or altered without the prior written consent of the Financing Sources.

9.16          Extension; Waiver. At any time and from time to time prior to the Effective Time, any Party may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, as applicable; (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

LIBERTY TAX, INC.

By:	/S/Michael S. Piper
Name: Michael S. Piper
Title: Chief Financial Officer

VALOR ACQUISITION, LLC

By:	/S/Michael S. Piper
Name: Michael S. Piper
Title: Authorized Person

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

VITAMIN SHOPPE, INC.

By:	/S/ David Kastin
Name: David Kastin
Title: Senior Vice President, General Counsel